PROSPECTUS

                               2,321,000 SHARES
                                     LOGO
                                 COMMON STOCK

                               ----------------

  Of the 2,321,000 shares of Common Stock (the "Common Stock") of Brooks Automation, Inc., a Delaware corporation (the "Company"), being offered hereby, 2,000,000 shares are being offered by the Company and 321,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "BRKS." On September 18, 1997, the last reported sale price on the Nasdaq National Market for the Common Stock was $37 3/8 per share.
                               ----------------

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                         PRICE    UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                       TO PUBLIC  DISCOUNTS(1) COMPANY(2)      STOCKHOLDERS
------------------------------------------------------------------------------
Per Share............   $37.25       $1.86       $35.39           $35.39
------------------------------------------------------------------------------
Total(3)............. $86,457,250  $4,317,060  $70,780,000     $11,360,190
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $375,000.
(3) The Company and one of the Selling Stockholders have granted an option to the Underwriters, exercisable within 30 days of the date hereof, to purchase up to 348,150 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts, Proceeds to Company and Proceeds to Selling Stockholders will be $99,425,837, $4,964,619, $81,331,528 and $13,129,690, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about September 24, 1997.

                               ----------------
MERRILL LYNCH & CO.                                    PAINEWEBBER INCORPORATED

NEEDHAM & COMPANY, INC.                                         COWEN & COMPANY

                               ----------------

               The date of this Prospectus is September 18, 1997

                          WE DELIVER PRODUCTIVITY(TM)

               BROOKS AUTOMATION NEXT GENERATION 300 MILLIMETER
           HYBRID VACUUM AND ATMOSPHERIC CENTRAL WAFER HANDLING AND
                THERMAL CONDITIONING SYSTEMS FOR CLUSTER TOOLS

                Marathon Express 8000 Under Development, Scheduled Avaliability Q1,1998

          SEMI/MESC
          Interface


            Central                                       OEM Process Module
       Vacuum Wafer
           Handling                                       with Brooks
             System                                       ClusterLink 3
                                                          Process Module
                                                          Control Software
  MagnaTran 7 Robot
  with LeapFrog Arm
      Configuration                                       TopCooler 3 or
                                                          TopHeater 3

     TopLigner 3 or                                       VCE 7 Vacuum
        TopHeater 3                 ARTWORK               Cassette Elevator
                        depicts each of the captioned     (1 to 30 Wafers)
                                  products.

In-Line Atmospheric                                       AcuTran 3 and
     Wafer Handling                                       AcuLigner 3 on
             System                                       AcuTrav 3

                                                          ClusterLink 3
                                                          Cluster Tool Control
                                                          Software
300mm Open Cassette
   or Front Opening
 Unified Pod (FOUP)

     300 Millimeter
Systems and Modules


                          VCE 5 Vacuum Cassette
                      Elevator with Batch Wafer
                            Transfer Arm Option                     Caliber 2000
                                                             In-Line Atmospheric
                                                           Wafer Handling System
                                                                for 300mm Wafers

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

             BROOKS AUTOMATION NEXT GENERATION NEW PRODUCT LINE FOR
                   200 ATMOSPHERIC IN-LINE AND CENTRAL WAFER
               HANDLING SYSTEMS WITH INTEGRATED CONTROL SOFTWARE

                                                          Caliber 400
                                                          In-Line
                                                          Atmospheric
    ClusterLink 3                                         Wafer Handling
    Control Software for the                              System
    Atmospheric Express 600




                                    ARTWORK
                    depicts each of the captioned products.

    AcuTran 3
    Direct Magnetic
    Drive Atmospheric
    Wafer Transfer
    Robot



         Atmospheric Express 600
         Controlled Environment
         Cluster Platform                             Sales software aid for
                                                      process tool throughput
                                                      simulation

200 Millimeter Atmospheric Systems and Modules

                       BROOKS AUTOMATION NEXT GENERATION
                  200 MILLIMETER VACUUM CENTRAL WAFER HANDLING
                    SYSTEMS AND INTEGRATED CONTROL SOFTWARE

                                                               Marathon
                                                               Express 800
                                                               Vacuum Cluster
                                                               Platform
                                                               with the
                                                               MagnaTran 7X
                                                               Direct Magnetic
                                                               Drive
                                                               Transfer Robot

  ClusterLink 3
  Control Software
  for the Marathon
  Express 800                       ARTWORK

                    depicts each of the captioned products.


                                                                    MagnaTran 7F
                                                                    LeapFrog Arm
                                                                   Configuration
  MagnaTran 7X
       FrogArm
 Configuration
                                              MagnaTran 7B
                                              BI-Symmetric Arm
                                              Configuration

200 Millimeter Vacuum Systems and Modules

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. References to "Common Stock" include "Rights" issuable pursuant to that certain Rights Agreement entered into in July 1997 providing for the delivery of a Right along with each share of Common Stock issued by the Company. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  The Company is a leading worldwide independent developer, manufacturer and supplier of wafer and substrate handling robots, modules, software, controls and fully integrated cluster tool handling systems for the semiconductor and flat panel display process equipment industries. The Company's products have evolved from individual robots used to transfer wafers in advanced production equipment to fully integrated handling system solutions that increase the throughput and utilization of semiconductor and flat panel display process equipment. In 1997, the Company introduced a line of products for the atmospheric handling market, including in-line and controlled environment systems, robots, aligners and traversers.

  The demand for more productive and cost-effective wafer and substrate handling systems poses significant engineering challenges related to throughput, reliability, accuracy and contamination control. The automation requirements of the wafer and substrate handling equipment market have resulted in two common architectural solutions--cluster tool and in-line handling systems. Cluster tool handling systems typically link together multiple processes such as deposition, etch, heating and cooling using a transfer robot located in a central vacuum chamber. In-line handling systems typically link together multiple processes such as photoresist processing using a transfer robot located on an atmospheric horizontal traverser. The automation and integration of cluster and in-line process equipment also requires the use of advanced system software and controls.

  Since 1989, the Company has invested over $40 million in research and development focused on developing vacuum transfer robots and other vacuum automation modules and systems. These investments have enabled the Company to introduce multiple generations of products which have improved throughput, reliability, accuracy and contamination control. Currently, in the United States, the Company has obtained 19 patents and has 29 patent applications pending on its behalf.

  The Company's objective is to be the volume supplier of choice to multinational process equipment OEMs requiring high performance automation equipment, software and control solutions. The Company is pursuing a variety of strategies to accomplish this objective including expanding its customer relationships, providing total handling systems solutions, enhancing its technological leadership, continuing its commitment to worldwide markets and capitalizing on product cycle transitions.

  The Company markets and sells its wafer and substrate handling systems and modules in the United States, Asia and Europe through its direct sales and marketing organization, primarily to vacuum process equipment OEMs. The Company intends to market its developing family of atmospheric wafer handling equipment to existing and potential customers. To enhance customer service, the Company maintains and is expanding regional sales centers and technology support centers in California, British Columbia, South Korea, Japan, Taiwan and the United Kingdom. Significant process equipment OEM customers include Anelva, CVC Products, Lam Research, Novellus Systems, TEL, Ulvac and Veeco Instruments. Semiconductor manufacturer customers include Intel and Samsung.

  The Company's principal executive offices are located at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824, and its telephone number is (508) 262-2400. As used herein, the term "Company" refers to Brooks Automation, Inc., its wholly-owned subsidiaries and the predecessors of Brooks Automation, Inc.

                                  THE OFFERING

 Common Stock Offered:
    By the Company............................ 2,000,000 shares
    By the Selling Stockholders............... 321,000 shares
 Total Common Stock Offered................... 2,321,000 shares
 Common Stock Outstanding after the Offering.. 9,738,138 shares(1)
 Use of Proceeds to the Company............... For the repayment of certain indebtedness and for working capital
                                               and general corporate purposes,
                                               including facilities expansion and
                                               potential acquisitions. See "Use of
                                               Proceeds."
 Nasdaq National Market Symbol................ "BRKS"

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   NINE MONTHS
                            FISCAL YEARS ENDED SEPTEMBER 30,     ENDED JUNE 30,
                         --------------------------------------- ---------------
                          1992    1993    1994    1995    1996    1996    1997
                         ------- ------- ------- ------- ------- ------- -------
STATEMENT OF OPERATIONS
 DATA (2):
Revenues................ $12,946 $16,425 $26,651 $50,958 $90,432 $66,446 $55,603
Gross profit............   5,176   6,761  10,646  21,175  37,822  27,968  17,509
Research and
 development............   2,080   2,120   3,843   6,818  12,359   9,023   9,722
Selling, general and
 administrative.........   2,460   3,226   4,025   7,188  12,436   9,183   8,979
Income (loss) from
 operations.............     636   1,415   2,778   7,169  13,027   9,762  (1,192)
Net income (loss).......     325   1,138   1,616   4,945   8,497   6,332  (1,237)
Net income (loss) per
 share.................. $  0.07 $  0.24 $  0.32 $  0.73 $  1.04 $  0.77 $ (0.16)
Weighted average number
 of common and common
 equivalent shares......   4,541   4,737   5,045   6,803   8,199   8,221   7,614

                                                            JUNE 30, 1997
                                                        ----------------------
                                                        ACTUAL  AS ADJUSTED(3)
                                                        ------- --------------
BALANCE SHEET DATA (2):
Working capital........................................ $27,487    $ 97,892
Total assets...........................................  73,580     133,535
Current portion of long term debt and capital lease
 obligations...........................................  10,850         400
Long-term debt, capital lease obligations and other
 liabilities, less current portion.....................     579         579
Total stockholders' equity.............................  49,896     120,301

--------
(1) Does not include 1,193,109 shares of Common Stock reserved for issuance as of August 15, 1997 upon exercise of outstanding stock options.
(2) All financial information presented herein has been retroactively restated to reflect the acquisition of Techware Systems Corporation ("Brooks Canada") in February 1996, which has been accounted for as a pooling of interests. See Notes 1 and 2 to Consolidated Financial Statements for additional information.
(3) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, at the offering price of $37.25 per share net of the underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Aculigner(TM), Acutran(TM), Acutrav(TM), BiSymmetrik(TM), Caliber(TM), Hercules(TM), InCooler(TM), InLigner(TM), LeapFrog(TM), MagnaTran(TM), Marathon(TM), Marathon Express(TM), MultiTran(TM), VCE(TM), VacuTran(TM), We Deliver Productivity(TM) and the Company's logo are trademarks of the Company. Service marks and trademarks of other companies are used in this Prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements in this Prospectus and in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The information contained herein under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain such forward-looking statements concerning the future of the industry, product development, business strategy (including future acquisitions), continued acceptance and growth of the Company's products and dependence on significant customers. The words "believe," "expect," "anticipate," "intend," "project" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. All such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed below under the heading entitled "Risk Factors."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company before purchasing shares of Common Stock offered hereby.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results have in the past fluctuated and may in the future continue to fluctuate significantly depending upon a variety of factors. Such factors may include: the demand for semiconductors in general; cyclicality in the market for semiconductor manufacturing equipment; the timing and size of orders from the Company's customer base; the ability of the Company to manufacture, test and deliver products in a timely and cost effective manner; the ability of the Company's competitors to obtain orders from the Company's customers; the timing of new product announcements and releases by the Company and its competitors; the mix of products sold by the Company; and competitive pricing pressures.

  The Company has historically derived a substantial portion of its quarterly and annual revenues from the sale of a relatively small number of semiconductor and flat panel display substrate handling systems, which have relatively high selling prices compared to its other products. As a result, the precise timing of the recognition of revenue from an order for one or a small number of systems can have a significant impact on the Company's total revenues and operating results for a particular period. The Company's operating results for a particular period could be adversely affected if orders for a small number of systems are canceled or rescheduled by customers or cannot be filled in time to recognize revenue during that period due to, for example, unanticipated manufacturing, testing, shipping or product acceptance delays. The Company's expense levels are based, in large part, on the Company's expectations as to future revenues and are, therefore, relatively fixed in the short term. If revenue levels fall below expectations, net income will be disproportionately and adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with any degree of certainty. These factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SEMICONDUCTOR INDUSTRY

  The Company's business is significantly dependent on capital expenditures by manufacturers of semiconductors. The semiconductor industry is highly cyclical and has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by the Company. The Company's future financial condition, revenues and operating results may be materially and adversely affected by semiconductor industry downturns or slowdowns. The Company believes that downturns in the semiconductor manufacturing industry will occur in the future, and will result in decreased demand for semiconductor manufacturing equipment. In addition, the Company believes that its ability to reduce expenses in a future downturn will be constrained by the need for continual investment in research and development, and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Industry Background."

CUSTOMER CONCENTRATION

  Relatively few customers account for a substantial portion of the Company's revenues. Sales to the Company's ten largest customers in the first nine months of fiscal 1997 and in fiscal 1996 accounted for 69% and 70% of revenues, respectively. In the first nine months of fiscal 1997 and in fiscal 1996, sales to Lam Research Corporation ("Lam"), the Company's largest customer in these periods, accounted for 23% and 21% of the Company's revenues, respectively. The Company expects that sales to Lam will continue to represent a significant portion of the Company's revenues for the foreseeable future. The Company's customers, including Lam, generally do not enter into long-term agreements obligating them to purchase the Company's products. A reduction or delay in orders from Lam or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or flat panel display industries, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

RELIANCE ON OEM CUSTOMERS; LENGTHY SALES CYCLE

  The Company's products are principally sold to OEMs which incorporate the Company's products into their equipment. Due to the significant capital commitments usually incurred by semiconductor and flat panel display manufacturers in their purchases of these OEMs' equipment, these manufacturers demand highly reliable products which may require several years for OEMs to develop. The Company's revenues are therefore primarily dependent upon the timing and effectiveness of the efforts of its OEM customers in developing and marketing equipment incorporating the Company's products.

  The Company's new products are generally incorporated into an OEM customer's process tools at the design stage. However, customer decisions to use the Company's products, which can often require significant expenditures by the Company without any assurance of success, often precede the generation of volume sales, if any, by a year or more. There can be no assurance that the Company will continue to achieve design wins, that the process tools manufactured by the Company's customers will be introduced in a timely manner or that such systems will achieve market acceptance. The Company's or its customers' failure to develop and introduce new products successfully and in a timely manner could materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Customers" and "--Marketing, Sales and Customer Support."

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

  The semiconductor and flat panel display manufacturing industries have been characterized by rapid technological change and evolving industry requirements and standards. The Company believes that these trends will continue. The Company's success will depend upon its ability to enhance its existing products and to develop and market new products to meet customer requirements. Successful product development and introduction depends on a number of factors, including accurate new product definition, timely completion and introduction of new product designs and market acceptance of the Company's products and its customers' products. Currently, the Company's major development programs include expanding its product offerings of semiconductor and flat panel display substrate handling systems to address emerging industry requirements for 300mm wafer and fourth generation flat panel substrates, as well as wafer handling systems and modules for atmospheric process tools. In addition, the Company continues to develop and enhance its process control software product offerings. There can be no assurance that the Company will adjust to changing market conditions or be successful in introducing products or product enhancements on a timely basis, if at all, or that the Company will be able to market successfully these products and product enhancements once developed. Further, there can be no assurance that the Company's products will not be rendered obsolete by new industry standards or changing technology. See "Business-- Research and Development."

RISKS OF INTERNATIONAL SALES AND OPERATIONS

  Approximately 31% and 20% of the Company's revenues in the first nine months of fiscal 1997 and in fiscal 1996, respectively, were derived from customers located outside the United States. The Company anticipates that international sales will continue to account for a significant portion of its revenues. To support its overseas customers, the Company maintains subsidiaries in Japan, Europe, South Korea and Taiwan and is expanding its field service and support operations in Japan, Europe, South Korea, Taiwan and Southeast Asia. There can be no assurance that the Company will be able to manage these operations effectively or that the Company's investment in these activities will enable it to compete successfully in international markets or to meet the service and support needs of its customers.

  Additionally, a significant portion of the Company's sales and operations could be subject to certain risks, including tariffs, foreign government standards and regulations and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, adverse tax consequences and difficulty in accounts receivable collection. International trade regulations, such as United States export controls, could change in the future and make it more difficult for the Company to export its products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Marketing, Sales and Customer Support."

INTELLECTUAL PROPERTY RISKS

  The Company believes that the success of its business depends more on such factors as the technical expertise and innovative skills of its employees, than on patents, copyrights, trade secrets and other intellectual property rights. Nevertheless, the success of the Company may depend in part on patents. As of July 31, 1997, the Company had obtained 19 United States patents and had 29 United States patent applications pending on its behalf. In addition, the Company has obtained 10 foreign patents and has 32 foreign patent applications pending on its behalf. The Company's United States patents expire at various times from 1999 to 2015. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. There can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

  Others may have filed and may file patent applications in the future that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to the Company. No assurance can be given that any such patent application will not have priority over patent applications filed on behalf of the Company.

  The Company also relies upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

  There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from General Signal Corporation ("General Signal") alleging infringements of its patent rights by certain of the Company's products. The Company's patent counsel, Perman & Green of Fairfield, Connecticut, continues to investigate the claims made against the Company. With regard to the notice, the Company believes that the patents claimed may be invalid. In the event of litigation with respect to this notice, the Company is prepared to defend vigorously its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to the Company on reasonable terms, if at all.

  The Company has in the past been, and may in the future be, notified that it may be infringing intellectual property rights possessed by other third parties. Any patent litigation would be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement claims by third parties or other claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially and adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company's intellectual property rights it may seek to enter into a royalty or licensing arrangement. There can be no assurance, however, that a license will be available on reasonable terms or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims or to design around the patented technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Patents and Proprietary Rights."

MANAGEMENT OF GROWTH

  The Company's strategy is to grow by providing hardware and software solutions to enhance semiconductor and flat panel display substrate handling systems of advanced production tools used to produce semiconductors and flat panel displays. Due to the level of technical and marketing expertise necessary to support its existing and new customers, the Company must attract highly qualified and well-trained domestic and international personnel. There is a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire such personnel. The Company will also be required to manage its expanding international operations, to effect timely deliveries of its products and to maintain the product quality and reliability required by its customers. The Company's expansion may also significantly strain the Company's management, manufacturing, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support the Company's operations. Failure to properly manage the Company's growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

HIGHLY COMPETITIVE INDUSTRY

  The markets for the Company's products are highly competitive and subject to rapid technological change. The Company believes that its primary competition is from integrated OEMs that satisfy their semiconductor and flat panel display handling needs in-house rather than by purchasing systems or modules from an independent supplier such as the Company. Many of these other potential competitors have substantially greater resources than the Company. Applied Materials, Inc. ("Applied Materials"), the leading process equipment OEM, develops and manufactures its own central wafer and flat panel display substrate handling systems and modules. There can be no assurance that the Company will be successful in selling its products to OEMs that currently satisfy their substrate handling needs in-house, regardless of the performance or the price of the Company's products. Moreover, there can be no assurance that integrated OEMs will not begin to commercialize their handling capabilities. Competitors may develop superior products or products of similar quality at the same or lower prices. Other technical innovations may impair the Company's ability to market its products. There can be no assurance that the Company will be able to compete successfully. See "Business--Competition."

RELIANCE ON KEY EMPLOYEES

  The Company's success will depend in large part on the continued services of its President and Chief Executive Officer, Robert J. Therrien, as well as other key domestic and international management employees. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain and attract the personnel necessary for the development of its business. See "Management."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

  The Company may pursue potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. The Company currently has no plans, commitments or agreements with respect to any material acquisitions and there can be no assurance that the Company will be able to identify any appropriate acquisition candidates. If the Company identifies an acquisition candidate, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired businesses, products or technologies into the Company's existing business and products. The negotiation of potential acquisitions as well as the integration of an acquired business could cause diversion of management's time and resources, and require the Company to use proceeds from the offering to consummate a potential acquisition. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses. If any such acquisition were to occur, there can be no assurance that, whether or not consummated, any such acquisition would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

ANTITAKEOVER PROVISIONS; RIGHTS AGREEMENT; ISSUANCE OF PREFERRED STOCK

  The Company's Certificate of Incorporation and Bylaws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, or discourage changes in management of, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Also, the Company has adopted a Rights Agreement, pursuant to which the Company has distributed to its stockholders rights to purchase shares of junior participating preferred stock (the "Rights Agreement"). Upon certain triggering events, such rights become exercisable to purchase the Company's Common Stock at a price substantially discounted from the then applicable market price of the Company's Common Stock. The Rights Agreement could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. The Certificate of Incorporation and Bylaws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of Securities."

VOLATILITY OF STOCK PRICE

   The Company believes that a variety of factors could cause the price of the Company's Common Stock to fluctuate, perhaps substantially, including: announcements of developments related to the Company's business; quarterly fluctuations in the Company's actual or anticipated operating results and order levels; general conditions in the semiconductor and flat panel display industries or the worldwide economy; announcements of technological innovations; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights and litigation; and developments in the Company's relationships with its customers and suppliers. In addition, in recent years the stock market in general and the market for shares of small capitalization and semiconductor industry-related companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of the Company's Common Stock. There can be no assurance that the market price of the Common Stock of the Company will not decline. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 or otherwise), as well as sales of shares issued upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. The Company's executive officers and directors have agreed that they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell any of their shares of Common Stock, or any securities exercisable for Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BRKS." The following table sets forth, for the periods indicated, the high and low closing prices per share of Common Stock, as reported by the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL YEAR ENDED SEPTEMBER 30, 1995
     Second Quarter (commencing February 1, 1995)................ $14.25 $10.00
     Third Quarter...............................................  21.50  13.00
     Fourth Quarter..............................................  24.00  17.00
   FISCAL YEAR ENDED SEPTEMBER 30, 1996
     First Quarter............................................... $22.25 $13.25
     Second Quarter..............................................  15.75  10.75
     Third Quarter...............................................  15.50  10.25
     Fourth Quarter..............................................  14.63   9.63
   FISCAL YEAR ENDING SEPTEMBER 30, 1997
     First Quarter............................................... $19.50 $ 9.50
     Second Quarter..............................................  19.75  14.75
     Third Quarter...............................................  19.50  12.38
     Fourth Quarter (through September 18).......................  38.69  19.50

  The last reported closing price of the Common Stock on the Nasdaq National Market on September 18, 1997 was $37.375 per share. As of August 15, 1997, there were approximately 104 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  Other than dividends paid by Brooks Canada prior to its acquisition by the Company, the Company has never declared or paid cash dividends on its capital stock and does not plan to pay any cash dividends in the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth. The Company's lending arrangements prohibit the payment of dividends without prior approval. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at the offering price of $37.25 are estimated to be approximately $70,405,000, after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use a portion of the net proceeds to repay in full the principal amounts outstanding ($10,450,000 at June 30, 1997) under its $22.0 million revolving line of credit with USTrust and CoreStates Bank N.A. and its $6.0 million foreign currency line of credit with CoreStates Bank N.A. The Company has used the proceeds of these credit facilities primarily for working capital purposes. Amounts repaid by the Company under these credit facilities may be reborrowed by the Company. Advances under the revolving line of credit bear interest, at the option of the Company, at the prime rate (8.5% at June 30, 1997) or the LIBOR rate plus 2%. Advances under the foreign currency line of credit bear interest at the LIBOR rate plus 2% (2.6% for Japanese yen at June 30, 1997). These credit facilities expire on December 31, 1998.

  The Company anticipates that the balance of its net proceeds will be used to increase funds available for general corporate purposes, including working capital, leasehold improvements and capital equipment, and expansion of the Company's presence in international markets. The Company is planning to expand its manufacturing capacity in its existing facility and anticipates that it will use at least $1.5 million of the net proceeds of this offering in connection with the expansion. The Company may also use a portion of its net proceeds of this offering to acquire companies, technologies or products that complement the business of the Company. As of the date of this Prospectus, no such material transactions are being planned or actively negotiated. Pending such uses, the Company plans to invest the net proceeds of this offering in short-term, interest-bearing investment-grade securities.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, at the public offering price of $37.25, after deducting the underwriting discounts and estimated offering expenses payable by the Company.

                                                               JUNE 30, 1997
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
Current portion of long-term debt and capital lease
 obligations(1)...........................................  $10,850   $    400
                                                            =======   ========
Long-term debt, capital lease obligations and other
 liabilities, less current portion(2).....................      579        579
                                                            -------   --------
Stockholders' equity:
  Preferred stock, $01 par value, 1,000,000 shares
   authorized;
   no shares currently issued and outstanding.............      --         --
  Common stock, $.01 par value; 21,500,000 shares
   authorized;
   7,653,315 issued and outstanding; 9,653,315 shares
   issued and
   outstanding, as adjusted(3)............................       76         96
  Additional paid-in capital..............................   34,682    105,067
  Less:Cumulative translation adjustment..................      (97)       (97)
  Deferred compensation...................................      (92)       (92)
  Retained earnings.......................................   15,327     15,327
                                                            -------   --------
  Total stockholders' equity..............................   49,896    120,301
                                                            -------   --------
    Total capitalization..................................  $50,475   $120,880
                                                            =======   ========

--------
(1) See Note 5 to Consolidated Financial Statements.
(2) See Notes 5 and 6 to Consolidated Financial Statements.
(3) Excludes 1,207,775 shares of Common Stock reserved as of June 30, 1997 for issuance upon exercise of outstanding options.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table contains certain selected consolidated financial data of the Company and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1994, 1995 and 1996 and the consolidated balance sheet data as of September 30, 1995 and 1996 have been derived from Consolidated Financial Statements, which statements have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1992 and 1993 and the consolidated balance sheet data as of September 30, 1992, 1993 and 1994 have been derived from the Consolidated Financial Statements, which statements have been audited by Price Waterhouse LLP and are not included in this Prospectus. Data as of June 30, 1997 and for the nine months ended June 30, 1996 and 1997 have been derived from unaudited Consolidated Financial Statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the periods presented. Results for the nine months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                 NINE MONTHS ENDED
                            FISCAL YEARS ENDED SEPTEMBER 30,         JUNE 30,
                         --------------------------------------- -----------------
                          1992    1993    1994    1995    1996     1996     1997
                         ------- ------- ------- ------- ------- -------- --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA(1):
Revenues(2)............. $12,946 $16,425 $26,651 $50,958 $90,432 $ 66,446 $ 55,603
Cost of revenues........   7,770   9,664  16,005  29,783  52,610   38,478   38,094
                         ------- ------- ------- ------- ------- -------- --------
Gross profit............   5,176   6,761  10,646  21,175  37,822   27,968   17,509
Operating expenses:
 Research and
  development...........   2,080   2,120   3,843   6,818  12,359    9,023    9,722
 Selling, general and
  administrative........   2,460   3,226   4,025   7,188  12,436    9,183    8,979
                         ------- ------- ------- ------- ------- -------- --------
Income (loss) from
 operations.............     636   1,415   2,778   7,169  13,027    9,762   (1,192)
Interest expense........     152     233     506     482     388      283      415
Interest income.........     --        7      68     507     334      312       16
                         ------- ------- ------- ------- ------- -------- --------
Income (loss) before
 income taxes...........     484   1,189   2,340   7,194  12,973    9,791   (1,591)
Income tax provision
 (benefit)..............     159      51     724   2,249   4,476    3,459     (354)
                         ------- ------- ------- ------- ------- -------- --------
Net income (loss).......     325   1,138   1,616   4,945   8,497    6,332   (1,237)
                         ======= ======= ======= ======= ======= ======== ========
Net income (loss) per
 share.................. $  0.07 $  0.24 $  0.32 $  0.73 $  1.04 $   0.77   ($0.16)
                         ======= ======= ======= ======= ======= ======== ========
Weighted average number
 of common and common
 equivalent shares......   4,541   4,737   5,045   6,803   8,199    8,221    7,614

                                            SEPTEMBER 30,
                                -------------------------------------- JUNE 30,
                                 1992   1993    1994    1995    1996     1997
                                ------ ------- ------- ------- ------- --------
                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA(1):
Working capital................ $  703 $ 4,261 $ 6,032 $32,563 $32,582 $27,487
Total assets...................  8,129  12,487  14,488  53,580  64,761  73,580
Current portion of long-term
 debt and capital lease
 obligations ..................    989     267     432   1,522   1,431  10,850
Long-term debt, capital lease
 obligations and other
 liabilities, less current
 portion.......................    907   3,413   3,475     700     687     579
Total stockholders' equity.....  2,118   3,388   5,589  42,222  50,691  49,896

--------
(1) All financial information presented herein has been retroactively restated to reflect the acquisition of Brooks Canada in February 1996, which has been accounted for as a pooling of interests. See Notes 1 and 2 to Consolidated Financial Statements for additional information.
(2) Includes revenues from related party of $916, $6,361, $10,530, $19,109, $13,852 and $12,622 in the fiscal years ended September 30, 1993, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. With the exception of historical matters and statements of current status, certain matters discussed below are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described in "Risk Factors." Many of these factors are beyond the Company's ability to predict or control. Prospective investors are cautioned not to put undue reliance on forward-looking statements, which statements have been made as of the date of this Prospectus, and prospective investors should not infer that there has been no change in the affairs of the Company since the date hereof that would warrant any modification of any forward-looking statement made herein. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

  The Company's Massachusetts predecessor was organized in February 1989 and acquired the semiconductor wafer handling business of the Brooks Automation Division of Aeronca Electronics, Inc., a subsidiary of Fleet Aerospace Corporation, in March 1989. The Company and its predecessors have been in the semiconductor wafer handling business since 1978.

  Since the acquisition in 1989, the Company has invested over $40.0 million in research and development focused on developing vacuum transfer robots and other vacuum automation modules and systems. In 1992, the Company introduced the family of vacuum central wafer handling systems and modules that forms the foundation of the Company's current business. In 1994, the Company introduced a similar family of systems and modules for flat panel display substrates, including a next-generation magnetically driven vacuum transfer robot. In 1996, the Company acquired Techware Systems Corporation (now Brooks Canada), a designer and supplier of integrated equipment control software for the semiconductor and related industries, expanding its software and control capability. In 1997, the Company introduced a line of products for the atmospheric handling market, including in-line and controlled environment systems, robots, aligners and traversers.

  Many of the Company's customers purchase the Company's vacuum transfer robots and other modules before purchasing the Company's vacuum central wafer handling systems. In the first nine months of fiscal 1997, approximately 44% of the Company's revenues were attributable to systems sales. The Company's goal is to continue to increase systems sales as a percentage of net revenues. The Company believes that once a customer has selected the Company's products for a process tool, the customer is likely to rely on those products for the life of that process tool model, which can be in excess of five years.

  The Company records revenue from product sales upon shipment to the customer provided that no significant Company obligations remain outstanding and collection of the related receivable is deemed probable by management. When insignificant Company obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations upon shipment. Additionally, the Company accrues for warranty costs upon shipment.

  Most of the Company's revenues have been generated by sales to customers in the United States, although the Company believes that a significant portion of these customers incorporate the Company's products into equipment sold to their foreign customers. The Company's foreign sales have occurred principally in Japan, South Korea and Europe. The Company has recently expanded its international marketing and sales efforts in Asia and intends to increase these efforts in the future. See "Use of Proceeds."

  The Company's foreign revenues are generally denominated in United States dollars. Accordingly, foreign currency fluctuations have not had a significant impact on the comparison of the results of operations for the periods presented. The costs and expenses of the Company's international subsidiaries are generally denominated in currencies other than the United States dollar. However, since the functional currency of the Company's international subsidiaries is the local currency, foreign currency translation adjustments are reflected as a component of stockholders' equity. To the extent that the Company expands its international operations or changes its pricing practices to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuation. See "Risk Factors--Risks of International Sales and Operations."

  The Company's business is highly dependent upon the capital expenditures of semiconductor and flat panel display manufacturers, and the Company's ability to develop, manufacture and sell new products and product enhancements. The Company's results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries served by the Company, competition and general economic conditions. See "Risk Factors."

RESULTS OF OPERATIONS

  The following table sets forth certain financial data for the periods indicated as a percentage of revenues:

                                                            NINE MONTHS ENDED
                               YEAR ENDED SEPTEMBER 30,         JUNE 30,
                              ----------------------------  ------------------
                                1994      1995      1996      1996      1997
                              --------  --------  --------  --------  --------
Revenues.....................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues.............     60.1      58.4      58.2      57.9      68.5
                              --------  --------  --------  --------  --------
Gross profit.................     39.9      41.6      41.8      42.1      31.5
Operating expenses:
 Research and development....     14.4      13.4      13.7      13.6      17.5
 Selling, general and admin-
  istrative..................     15.1      14.1      13.7      13.8      16.1
                              --------  --------  --------  --------  --------
Income (loss) from opera-
 tions.......................     10.4      14.1      14.4      14.7      (2.1)
Interest expense.............      1.9       1.0       0.4       0.4       0.7
Interest income..............      0.3       1.0       0.4       0.4       0.0
                              --------  --------  --------  --------  --------
Income (loss) before income
 taxes.......................      8.8      14.1      14.4      14.7      (2.8)
Income tax provision (bene-
 fit)........................      2.7       4.4       5.0       5.2      (0.6)
                              --------  --------  --------  --------  --------
Net income (loss)............      6.1%      9.7%      9.4%      9.5%    (2.2)%
                              ========  ========  ========  ========  ========

NINE MONTHS ENDED JUNE 30, 1997 AS COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

  Revenues. Revenues for the nine months ended June 30, 1997 decreased 16.3% or $10.8 million to $55.6 million compared with revenues of $66.4 million in the comparable prior fiscal period. Revenues from 200mm vacuum central wafer handling systems and components decreased 29.4%, or $14.3 million, for the nine months ended June 30, 1997. The decrease in 200mm product revenues for the nine months ended June 30, 1997 was offset to a lesser extent by shipments of 300mm and flat panel display products. The Company attributes the lower revenue levels in the nine months ended June 30, 1997 to a broad decline in capital spending by the semiconductor manufacturing equipment industry. As a result, the Company expects that revenues for fiscal 1997 will be lower than fiscal 1996 revenues.

  Foreign revenues for the nine months ended June 30, 1997 increased 37.7% to $17.1 million (30.8% of revenues), including $13.0 million of sales to Asian customers, compared with foreign revenues of $12.4 million (18.7% of revenues), including $8.7 million of sales to Asian customers in the comparable prior fiscal period. The increase in foreign revenues is attributable to shipments of 200mm and 300mm vacuum central wafer handling systems and flat panel display systems to customers primarily in Japan and South Korea. The Company expects that foreign revenues will continue to grow throughout fiscal 1997 and account for a significant portion of total revenues. However, there can be no assurance that geographical growth rates, if any, in the foreseeable future will be comparable to those achieved in the nine months ended June 30, 1997.

  Gross Profit. Gross profit as a percentage of revenues decreased to 31.5% for the nine months ended June 30, 1997 compared with 42.1% for the comparable prior fiscal period. The decrease in the gross profit percentage is attributable to underutilization of manufacturing capacity, higher concentration of shipments of lower gross margin platforms, increased global support costs and to a lesser extent, pricing pressure and higher new product introduction costs. Global support costs, consisting primarily of personnel costs and travel expenses, increased 104% to $4.7 million (8.5% of revenues) for the nine months ended June 30, 1997 from $2.3 million (3.5% of revenues) in the comparable prior fiscal period. The increase in global support costs are indicative of the expansion of the Company's global support organization in support of the international growth of its customer base. In future periods, gross profit may be adversely affected by changes in the mix of products sold, continued pricing pressure or increases in the cost of goods.

  Research and Development. Research and development expenses increased 7.7% to $9.7 million (17.5% of revenues) for the nine months ended June 30, 1997 from $9.0 million (13.6% of revenues) in the comparable prior fiscal period. During fiscal 1997, the Company has continued to make investments in research and development to enhance existing and develop new semiconductor and flat panel display products. As a percentage of revenues, the increase in research and development expenses reflects the effect on the Company's cost structure of the lower revenue level in the nine months ended June 30, 1997. The Company believes that research and development expenditures are essential to maintaining its competitive position in the semiconductor and flat panel display fabrication equipment market and expects these expenditure levels to continue at or above current levels in the foreseeable future.

  Selling, General and Administrative. Selling, general and administrative expenses decreased 2.2% to $9.0 million (16.1% of revenues) for the nine months ended June 30, 1997 from $9.2 million (13.8% of revenues) in the comparable prior fiscal period. Selling, general and administrative expenses for the nine months ended June 30, 1996 included merger-related expenses of $230,000 in connection with the acquisition of Brooks Canada during the fiscal 1996 second quarter. There were no such merger-related expenses incurred by the Company during the nine months ended June 30, 1997. As a percentage of revenues, the increase in selling, general and administrative expenses reflects the effect on the Company's cost structure of the lower revenue level in the current quarter and the nine months ended June 30, 1997. The Company expects expenditure levels to support the growth of its worldwide sales and administrative organizations will continue at or above current levels in the foreseeable future, reflecting the Company's commitment to further penetrate key international markets.

  Interest Income and Expense. Interest income decreased 94.9% or $296,000 to $16,000 for the nine months ended June 30, 1997 from $312,000 (0.4% of revenues) in the comparable prior fiscal period. The decrease in interest income is due to lower cash and investment balances during the nine months ended June 30, 1997 compared with the same period of fiscal 1996. Interest expense increased 46.6% or $132,000 to $415,000 (0.7% of revenues) for the nine months ended June 30, 1997 from $283,000 (0.4% of revenues) in the comparable prior fiscal period. The increase in interest expense is primarily due to higher borrowings during the second and third quarters of fiscal 1997 compared with the same periods of fiscal 1996.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

  Revenues. Revenues increased 77% to $90.4 million in fiscal 1996 from $51.0 million in fiscal 1995. Sales of vacuum central wafer handling systems, modules and control software comprised 74% of the increase in revenues, which was primarily attributable to increased unit sales. The remainder of the increase was primarily attributable to increased unit sales of flat panel display substrate handling systems and modules, and service revenues, comprising 14% and 12%, respectively, of the increase in 1996 revenues. Fiscal 1996 shipments included initial deliveries of 300mm vacuum central wafer handling systems incorporating the MagnaTran 6 high speed vacuum transport robot, the Company's sixth generation product developed to enable the production of advanced semiconductors (0.35 micron feature sizes and below). Foreign revenues increased to $18.3 million (20% of revenues), including $13.4 million of sales to Asian customers in fiscal 1996, compared to foreign revenues of $6.3 million (12% of revenues), including $3.9 million of sales to Asian customers in fiscal 1995.

  Gross Profit. Gross profit as a percentage of revenues improved slightly to 41.8% in fiscal 1996, compared to 41.6% in fiscal 1995. Cost reductions attributable to manufacturing efficiencies from increased unit sales and increased sales of products incorporating higher value-added control software were partially offset by higher material costs related to changes in product mix, new product introductions, including the introduction of the Company's 300mm vacuum central wafer handling systems and modules, and generally competitive price pressure.

  Research and Development. Research and development expenses increased 81% to $12.4 million (13.7% of revenues) in fiscal 1996 from $6.8 million (13.4% of revenues) in fiscal 1995. The increase in research and development expenses primarily resulted from continued enhancement of the Company's semiconductor and flat panel display products, including 300mm Marathon vacuum central wafer handling systems and modules, control and scheduling software, and factory automation wafer cassette delivery systems.

  Selling, General and Administrative. Selling, general and administrative expenses increased 73% to $12.4 million (13.7% of revenues) in fiscal 1996 from $7.2 million (14.1% of net revenues) in fiscal 1995. The increase in selling, general and administrative expenses resulted from the hiring of additional sales, marketing and administrative staff to manage and support the Company's international expansion in Japan, South Korea, Taiwan and the United Kingdom.

  Interest Income and Expense. Interest income decreased to $334,000 (0.4% of net revenues) in fiscal 1996 from $507,000 (1.0% of net revenues) in fiscal 1995. The decrease reflects lower cash balances in fiscal 1996 as a result of the Company's investments in infrastructure and working capital to support its growth. Interest expense decreased to $388,000 (0.4% of net revenues) in fiscal 1996 from $482,000 (1.0% of net revenues) in fiscal 1995. The decrease in interest expense was due to the Company's improved working capital position and reduced borrowings following the Company's fiscal 1995 public offerings of common stock.

  Income Tax Provision. The Company's effective tax rate was 34.5% in fiscal 1996 compared to 31.3% in fiscal 1995. The increase in the effective rate is primarily due to the statutory lapse of federal research and development tax credits during the first nine months of 1996.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

  Revenues. Revenues increased 91% to $51.0 million in fiscal 1995 from $26.7 million in fiscal 1994. The increase in revenues was primarily attributable to increased unit sales of vacuum central wafer handling systems and to an increase in unit sales of wafer handling and conditioning modules. Foreign revenues increased to $6.3 million (12% of revenues), including $3.9 million in sales to Asian customers in fiscal 1995, compared to foreign revenues of $4.1 million (16% of revenues), including $1.9 million of sales to Asian customers in fiscal 1994.

  Gross Profit. Gross profit as a percentage of revenues improved to 41.6% in fiscal 1995, compared to 39.9% in fiscal 1994. Cost reductions attributable to manufacturing efficiencies from increased unit sales were partially offset by higher material costs related to changes in product mix and new product introductions, including the latest generation of the Company's vacuum cassette elevator load locks, the VCE 4.

  Research and Development. Research and development expenses increased 77% to $6.8 million (13.4% of revenues) in fiscal 1995 from $3.8 million (14.4% of revenues) in fiscal 1994. This increase was primarily attributable to the development of the Company's latest generation of vacuum cassette elevator load locks, MagnaTran vacuum transfer robots, standard mechanical interface ("SMIF") automation technology, transport module control and scheduling software, and new vacuum central substrate handling systems and conditioning modules for the semiconductor and flat panel display manufacturing industries.

  Selling, General and Administrative. Selling, general and administrative expenses increased 79% to $7.2 million (14.1% of revenues) in fiscal 1995 from $4.0 million (15.1% of revenues) in fiscal 1994. The increase in these expenses was primarily attributable to the addition of sales, marketing and administrative staff to manage and support the Company's growth, domestically and internationally. The establishment of the Company's new subsidiary in Japan, increased marketing and customer support activities in South Korea, and the increased costs associated with being a public company also contributed to the increase in selling, general and administrative expenses.

  Interest Income and Expense. Interest income increased to $507,000 (1.0% of revenues) in fiscal 1995 from $68,000 (0.3% of revenues) in fiscal 1994. The increase in investment income reflects higher cash balances available for investment in fiscal 1995, following the Company's two public offerings of common stock. Interest expense decreased to $482,000 (1.0% of revenues) in fiscal 1995 from $506,000 (1.9% of revenues) in fiscal 1994. The decrease in interest expense was due to the Company's improved working capital position and reduced borrowings following the Company's two public offerings of common stock.

  Income Tax Provision. The Company's effective tax rate increased to 31.3% in fiscal 1995 from 30.9% in fiscal 1994.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited consolidated quarterly financial information for the seven quarters ended June 30, 1997. In the opinion of the Company's management, this information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future periods.

                                                    QUARTER ENDED
                         ------------------------------------------------------------------------
                         DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,   JUNE 30,
                           1995       1996      1996      1996       1996       1997       1997
                         --------  ---------- --------  ---------  --------  ----------  --------
                                                     (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................ $ 18,564   $ 22,602  $ 25,280  $ 23,986   $ 16,111   $ 16,433   $ 23,059
Cost of revenues........   10,677     12,988    14,813    14,132     10,631     12,035     15,428
                         --------   --------  --------  --------   --------   --------   --------
Gross profit............    7,887      9,614    10,467     9,854      5,480      4,398      7,631
Operating expenses:
 Research and
  development...........    2,531      3,204     3,288     3,336      2,810      3,298      3,614
 Selling, general and
  administrative........    2,595      3,178     3,410     3,253      2,554      2,983      3,442
                         --------   --------  --------  --------   --------   --------   --------
Income (loss) from
 operations.............    2,761      3,232     3,769     3,265        116     (1,883)       575
Interest expense........       98         97        89       104         71        186        158
Interest income.........      160        112        41        21         16          0          0
                         --------   --------  --------  --------   --------   --------   --------
Income (loss) before
 income taxes...........    2,823      3,247     3,721     3,182         61     (2,069)       417
Income tax provision
 (benefit)..............      979      1,134     1,346     1,017         21       (525)       150
                         --------   --------  --------  --------   --------   --------   --------
Net income (loss).......    1,844      2,113     2,375     2,165         40     (1,544)       267
                         ========   ========  ========  ========   ========   ========   ========
Net income (loss) per
 share.................. $   0.22   $   0.26  $   0.29  $   0.27   $   0.00   $  (0.20)  $   0.03
                         ========   ========  ========  ========   ========   ========   ========
Weighted average number
 of common and common
 equivalent shares......    8,289      8,244     8,184     8,066      8,425      7,625      8,439
                                                    QUARTER ENDED
                         ------------------------------------------------------------------------
                         DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,   JUNE 30,
                           1995       1996      1996      1996       1996       1997       1997
                         --------  ---------- --------  ---------  --------  ----------  --------
AS A PERCENTAGE OF
 REVENUES:
Revenues................    100.0%     100.0%    100.0%    100.0%     100.0%     100.0%     100.0%
Cost of revenues........     57.5       57.5      58.6      58.9       66.0       73.2       66.9
                         --------   --------  --------  --------   --------   --------   --------
Gross profit............     42.5       42.5      41.4      41.1       34.0       26.8       33.1
Operating expenses:
 Research and
  development...........     13.6       14.2      13.0      13.9       17.4       20.1       15.7
 Selling, general and
  administrative........     14.0       14.0      13.5      13.6       15.9       18.2       14.9
                         --------   --------  --------  --------   --------   --------   --------
Income (loss) from
 operations.............     14.9       14.3      14.9      13.6        0.7      (11.5)       2.5
Interest expense........      0.5        0.4       0.4       0.4        0.4        1.1        0.7
Interest income.........      0.8        0.5       0.2       0.1        0.1        0.0        0.0
                         --------   --------  --------  --------   --------   --------   --------
Income (loss) before
 taxes..................     15.2       14.4      14.7      13.3        0.4      (12.6)       1.8
Income tax provision
 (benefit)..............      5.3        5.1       5.3       4.3        0.2       (3.2)       0.6
                         --------   --------  --------  --------   --------   --------   --------
Net income (loss).......      9.9%       9.3%      9.4%      9.0%       0.2%      (9.4)%      1.2%
                         ========   ========  ========  ========   ========   ========   ========

  The Company's quarterly operating results have varied and may continue to vary significantly due to a number of factors, including the demand for semiconductors in general; cyclicality in the market for semiconductor manufacturing equipment; the timing and size of orders from the Company's customer base; the ability of the Company to manufacture, test and deliver products in a timely and cost effective manner; the ability of the Company's competitors to obtain orders from the Company's customers; the timing of new product announcements and releases by the Company and its competitors; the mix of products sold by the Company; and competitive pricing pressures. Customers may cancel or reschedule shipments and production difficulties could delay shipments. These factors could have a material adverse effect on the Company's results of operations. The Company believes that its significantly lower revenues in the first two quarters of 1997 primarily reflected the broad decline in capital spending by the semiconductor manufacturing equipment industry, and that its increase in revenues in the third quarter of fiscal 1997 reflects renewed spending in that industry. The increase in cost of goods sold as a percentage of revenues in the first two quarters of 1997 was attributable to underutilization of manufacturing capacity, higher concentration of shipments of lower gross margin platforms, increased global support costs and, to a lesser extent, pricing pressure and higher new product introduction costs. The increase in research and development expenses as a percentage of revenues in these quarters was primarily attributable to the Company's commitment to continue to invest in research and development during the industry downturn. During the first two quarters of fiscal 1997, the Company's lower selling, general and administrative expenses reflected reduced overall personnel costs in addition to reduced commissions on lower sales. Selling, general and administrative expenses during the quarter ended June 30, 1996 reflected $230,000 of expenses incurred in connection with the Company's acquisition of Brooks Canada. See "Risk Factors--Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  As of June 30, 1997, the Company had working capital of $27.5 million, including $1.1 million of cash and cash equivalents, compared with working capital of $32.6 million, including $2.1 million of cash and cash equivalents, as of September 30, 1996. During the nine month period ended June 30, 1997, the Company used cash of $3.0 million in operating activities primarily to finance losses and increased inventory levels. Inventories increased, particularly in the quarter ended June 30, 1997, to support increased demand for products. Investing activities during the period consist primarily of CAD/CAM/CAE (computer-aided design, manufacturing and engineering) hardware and software, test and demonstration equipment and improvements in and expansion of the Company's facilities worldwide. While the Company has no significant capital commitments, as the Company expands its product offerings and prepares for expected growth, the Company anticipates that it will continue to make capital expenditures to support its business. The Company is also planning to expand its manufacturing capacity in its existing facility, and anticipates that it will use at least $1.5 million of the net proceeds of this offering in connection with this expansion. The Company may also use a portion of the net proceeds to acquire companies, technologies or products that complement the business of the Company. Financing activities during the nine month period ended June 30, 1997 consisted primarily of $9.4 million of net borrowings under credit lines to fund working capital requirements. The Company intends to use a portion of the net proceeds from this offering to repay borrowings outstanding under these credit facilities. Amounts repaid under these facilities may be reborrowed by the Company. See "Use of Proceeds."

  During fiscal 1996, the Company used cash of $2.1 million in operating activities primarily to finance accounts receivable and inventories resulting from revenue growth. Investing activities in fiscal 1996 consisted of capital expenditures primarily for reliability, test and demonstration equipment, and the expansion of the Company's regional technology and customer support center in Japan.

  The Company has a $22.0 million unsecured revolving line of credit and a $6.0 million unsecured foreign currency line of credit, both of which expire December 31, 1998. Under the revolving credit facility, advances bear interest, at the option of the Company, at the prime rate (8.5% at June 30, 1997) or the LIBOR rate plus 2%. At June 30, 1997, the Company had outstanding $9.7 million under the revolving credit facility and $0.7 million (denominated primarily in Japanese yen) under the foreign currency line of credit. Foreign currency advances bear interest at the LIBOR rate plus 2% (2.6% for Japanese yen at June 30, 1997). Under the terms of the credit facilities, as amended as of June 30, 1997, the Company is required to comply with various covenants, including the maintenance of specified financial ratios and a minimum tangible capital base, as defined, and limit the Company's annual level of capital expenditures. At June 30, 1997, the Company was in compliance with these covenants.

  The Company has received notice from a third-party alleging infringements of such party's patent rights by certain of the Company's products. The Company believes the patents claimed may be invalid. In the event of litigation with respect to this claim, the Company is prepared to vigorously defend its position. Currently, the

Company does not believe that it is probable that future events related to this threatened matter will have a material adverse effect on the Company's business; however, there can be no assurance that this will be the case. The Company is currently unable to reasonably estimate any possible loss related to this matter. See "Risk Factors--Intellectual Property Risks" and "Business--Patents and Proprietary Rights."

  The Company believes that anticipated cash from operations, available funds and borrowings available under the Company's bank lines of credit, together with the net proceeds from the sale of Common Stock in this offering, will be adequate to fund the Company's currently planned working capital and capital expenditure requirements through fiscal 1998.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which establishes standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed by Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15), with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB 15. The Company will be required to implement SFAS 128 in the first quarter of fiscal 1998 and to restate all prior periods. See Note 1 to Consolidated Financial Statements.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company will implement SFAS 130 and SFAS 131 as required in fiscal 1999, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS 130 and SFAS 131 will not impact the Company's financial position or results of operations.

                                   BUSINESS

  The Company is a leading worldwide independent developer, manufacturer and supplier of wafer and substrate handling robots, modules, software, controls and fully integrated cluster tool handling systems for the semiconductor and flat panel display process equipment industries. The Company's products have evolved from individual robots used to transfer wafers in advanced production equipment to fully integrated handling system solutions that increase the throughput and utilization of semiconductor and flat panel display process equipment. In 1996, the Company acquired Techware Systems Corporation (now Brooks Canada), a designer and supplier of integrated equipment control software for the semiconductor and related industries, expanding its software and control capability. In 1997, the Company introduced a line of products for the atmospheric handling market, including in-line and controlled environment systems, robots, aligners and traversers.

INDUSTRY BACKGROUND

  The semiconductor and flat panel process equipment markets are expected to experience significant growth. According to industry sources, semiconductor process equipment sales are expected to grow from $19.6 billion in 1997 to $45.0 billion in 2001, representing a 23% compound annual growth rate, and flat panel display process equipment sales are expected to grow from $2.0 billion in 1997 to $3.4 billion in 2001, representing a 14% compound annual growth rate.

  Factors that are expected to contribute to semiconductor process equipment growth include demand for improved semiconductor performance, increased complexity, reduced feature size and increased number of metal layers. These factors have led to an increase in the number of process steps, an increase in the number and cost of process tools required, and to new forms of process tool architecture. In response to these productivity and cost demands, semiconductor manufacturers are increasing the size of the wafer substrates that can be processed and forcing process equipment OEMs to adopt more efficient equipment configurations and factory interfaces. Significant factors which are expected to contribute to the growth of the flat panel display processing equipment industry include the increasing demand for both lower cost and larger flat panel displays and pressure to increase equipment productivity. As a result, manufacturers of process equipment are also increasing the size of the flat panel display substrates that can be processed by their equipment and adopting more efficient equipment configurations and factory interfaces.

  Semiconductor process equipment manufacturers are seeking to improve the productivity and availability of their process equipment by increasing throughput, reliability and accuracy and by reducing contamination. New equipment is being introduced that can process wafers that are 300mm in diameter (compared to the current 200mm standard), increasing the number of semiconductor chips that can be manufactured on each wafer. Semiconductor manufacturers are also adopting new equipment configurations, such as cluster tool configurations for vacuum processing that require increased automation, to increase yields by improving throughput and equipment utilization and reducing wafer contamination.

  A flat panel display substrate may contain as few as two laptop computer displays, while a wafer may contain more than 100 microprocessor chips. Leading flat panel display manufacturers have begun to produce flat panel display substrates as large as 550mm x 650mm and at least one manufacturer has announced plans for 650mm x 830mm substrate processing. The growing demand for flat panel displays is also pressuring equipment manufacturers to increase productivity by adopting a vacuum cluster tool architecture similar to that used in semiconductor manufacturing.

  Fabrication of semiconductors and flat panel displays requires a large number of complex process steps in which electrically insulating or conductive materials are deposited and etched into patterns on the surface of a substrate. In a simplified production sequence, one or more layers of a film of material are deposited on a substrate (deposition), the desired circuit pattern is then imaged on the deposited material (photolithography), and the material not covered with the pattern is then selectively removed
(etch). Each deposition, photolithography or etch process requires the use of one or more process tools.

  Semiconductor and flat panel display substrates must be handled in ultraclean environments during this manufacturing process, either in a clean room (atmospheric), controlled environment (nitrogen purged atmospheric) or a vacuum environment. Physical vapor deposition ("PVD"), chemical vapor deposition ("CVD"), etch and ion implant are typically conducted in a vacuum environment. The types of semiconductor equipment operating at atmospheric, rather than vacuum pressure, are much more diverse and encompass a range of tools related to the steps before, during and after photolithography and a wide range of process tools as well as inspection and metrology tools. Flat panel display process tools generally use vacuum environments for deposition and etch processes, and atmospheric environments for photolithography and other processes.

 Substrate Handling Automation

  Historically, OEMs have designed and manufactured the substrate handling equipment for their stand-alone process tools. However, as substrate handling technology and requirements have become more complex, expensive and demanding, particularly for vacuum cluster tools, OEMs have become increasingly willing to outsource their automation requirements to independent suppliers. By outsourcing, OEMs can focus their development resources on improving their process performance and integration, rather than on the automation solutions serving their process equipment. Additionally, outsourcing can reduce an OEM's time-to-market, as well as its technical and capital risk in developing its own automation solutions. Outsourcing from a specialized independent supplier also provides access to the supplier's technological and product base, support, manufacturing capacity and familiarity with regional market requirements.

  The demand for more productive and cost-effective substrate handling systems poses significant engineering challenges related to throughput, reliability, accuracy and contamination control. The automation requirements of the wafer and substrate handling equipment markets have resulted in two common architectural solutions-cluster tools and in-line handling systems. Cluster tool handling systems typically link together multiple processes such as deposition, etch, heating and cooling using a transfer robot located in a central vacuum chamber. In-line handling systems typically link together multiple processes such as photoresist processing using a transfer robot located on an atmospheric horizontal traverser. The in-line architecture is now emerging in the stripping, cleaning and chemical mechanical polishing process markets.

  Central substrate handling systems must be more reliable than systems serving only a single process module. A central substrate handling system serving four process modules, on average, must complete four times more transfers than a system serving a single module and, as a result, must be four times more reliable. OEMs are seeking to increase mean time between failures of central substrate handling systems because the failure of a system disables several process modules.

  Increasing throughput is made more difficult when operating in a vacuum environment. Unlike atmospheric transfer robots, which often use vacuum suction to hold a substrate in place when being carried, vacuum transfer robots use gravity and the friction between the substrate and the robot end effector (the robot hand). Carrying a substrate in a vacuum requires sophisticated motion control to maximize the speed of substrate transfer, while maintaining the substrate position and placement accuracy. Throughput can also be improved through the use of sophisticated software algorithms that carefully control the speed and scheduling of substrate transfers within the cluster tool.

  Vacuum environments create further challenges in constructing and operating a highly reliable central handling system. Materials must be carefully selected and surface finished to reduce and control particle and molecular contamination. Many plastics and lubricants do not work in a vacuum as they emit gases that contaminate the vacuum environment and may even evaporate. Gears, pulleys and other mechanical interfaces and moving parts, which are potential sources of particle contamination within the vacuum environment, must be minimized. Pumping and venting of load locks must be carefully controlled (profiled) to reduce wafer contamination.

  The Company believes that many of the enhancements developed for vacuum automation can be applied to atmospheric automation of substrate handling to increase throughput, reliability and accuracy and reduce contamination of those systems. Traditionally, atmospheric tools have lacked the standardization that has been accepted with cluster tools for vacuum automation. However, increasing pressures on productivity are resulting in the use of in-line and central architectures which rely on increased automation and integration to increase the productivity of these tools.

  Automation and integration of vacuum and atmospheric process equipment requires the use of advanced system software and controls. According to an industry source, software failures are a significant cause of down time in semiconductor equipment. As a result, there is substantial pressure on process tool manufacturers in both the semiconductor and flat panel display industries to improve their software and controls for their process and automation equipment.

  In addition to vacuum and atmospheric tool automation, factory automation (at atmospheric pressure) is becoming much more important as factory material handling logistics become more complex, and the value and weight of the substrates to be transported escalates. Reduction of tool downtime by ensuring that substrates are presented for process continuously has become critical as tool costs have risen dramatically. These trends are placing a much greater premium on efficient automated interfaces between factory automation and the individual tools.

THE BROOKS SOLUTION

  The Company has developed broad, technical expertise in material transfer equipment, software and controls, and a strong corporate infrastructure to serve the global semiconductor and flat panel display markets. Key elements of the Brooks solution include:

  Comprehensive Product Lines. The Company has developed comprehensive product lines that encompass automation modules, complete handling systems and integrated software and controls for each of its targeted markets. These solutions are designed to enhance the productivity of process tools by offering high throughput, reliability, accuracy and contamination control. The Company believes that it offers the broadest product offerings in vacuum tool automation of any independent supplier, and it is now pursuing a similar strategy in the atmospheric market.

  Leadership in Automation Technology. The Company's leadership in product innovations over multiple generations of products reflects its large-scale investment in automation and control technology. The Company believes that its position as one of the largest independent suppliers of automation solutions to the semiconductor and flat panel display process equipment industries has enabled it to invest more than all but the largest OEMs on advancing automation and control technology. The Company is now applying its innovations in vacuum automation to meet the demands of the atmospheric automation market.

  Global Service and Support. The Company has built a global sales, service and support infrastructure in four overseas countries and in locations across North America. Its facilities and personnel in these sites provide locally available spare parts and service and local applications and software engineering support.

  High-Volume Efficient Manufacturing. The Company has manufacturing resources to meet the high volume demands of large OEMs and is able to offer economies of scale in manufacturing from a facility that meets high quality standards while responding to short lead times for delivery. The Company has adopted stringent quality assurance procedures that include standard design practices and comprehensive reliability testing and has obtained ISO 9001 certification.

  Experienced Global Management Team. Over the past two years, the Company has added seven senior members to management in North America, Japan, South Korea and the United Kingdom, with broad international and industry experience. The Company's senior management team has, on average, more than 17 years of experience per person in the semiconductor or flat panel display manufacturing equipment industries.

STRATEGY

  The Company believes that a number of important trends affecting its customers will continue to shape the semiconductor and flat panel display substrate automation and controls marketplace. Process equipment OEMs are continually faced with pressures from end-users to reduce price while improving process performance, yield and tool productivity. Moreover, automation and controls suppliers are required to rapidly design and introduce new products. To meet these demands, the design and manufacture of automation and controls require increased specialization. The Company's objective is to be the volume supplier of choice to multinational process equipment OEMs requiring high performance automation equipment, software and control solutions. To achieve these objectives, the Company is pursuing the following strategies:

  Expand Customer Relationships. The Company intends to meet the emerging requirements of its customers for automation solutions. The Company is also seeking to expand sales to its existing customers by providing tool automation, software and control solutions across three market segments-- vacuum, atmospheric and factory automation-to-process tool interfaces.

  Provide Total Handling Systems Solutions. The Company has developed software and controls for the entire process tool system, including the substrate handling system, the graphical user interface and process modules. The Company intends to provide total handling systems solutions, including software and controls, across all its targeted markets. The Company believes that it will be able to increase the value it provides by fulfilling evolving customer needs for greater automation integration.

  Leverage and Enhance Technological Leadership. The Company believes that it has become a leading independent supplier of vacuum automation solutions for the semiconductor and flat panel display process equipment markets by continually improving hardware and software automation solutions. The Company has been granted and applied for a number of patents encompassing its automation and control technology. The Company intends to continue to enhance and expand upon its technical expertise to develop increasingly efficient and cost-effective automation solutions.

  Continue Commitment to Worldwide Markets. The Company believes that its long-term success is dependent on its ability to compete on a worldwide basis. The Company intends to continue to focus on expanding its sales and service activities in each of the primary worldwide markets for semiconductor and flat panel display process equipment. Approximately 31% of its revenues for the nine months ended June 30, 1997 were from customers outside of the United States. The Company believes that a significant portion of its United States customers incorporate the Company's products into equipment sold to their foreign customers. The Company has achieved its international stature as a result of consistent and direct involvement by senior management, increased local sales, engineering and support personnel and investment in overseas facilities.

  Capitalize on Product Cycle Transitions The Company's software and system integration expertise developed for automated vacuum handling systems is relevant to the next generation of automation in the atmospheric market. The Company also seeks to capitalize on the transition to the emerging market for 300mm wafer processing equipment. The Company believes that it was one of the first companies to develop 300mm vacuum automation solutions, and has recently introduced atmospheric products to address the more rigorous wafer handling specifications required for 300mm wafers. In addition, the Company is developing its next generation flat panel display platform to handle substrates of up to approximately 1 meter by 1 meter.

PRODUCTS

  The Company offers a full complement of semiconductor wafer and flat panel display substrate handling systems. The Company has developed comprehensive product lines that encompass automation modules, complete handling systems and integrated software and controls for its targeted markets. The Company's systems, robots and modules are designed, developed and produced with similar technologies and can use the Company's ClusterLink software. The Company uses the synergies of its complementary products to respond to changing industry demands such as processing 300mm semiconductor wafers and the larger, fourth generation flat panel display substrates. The Company believes that its products offer significant advantages in a number of areas, including those set forth below:

  Throughput. The Company's patented LeapFrog robots have been able to achieve significant improvements in throughput compared to other robots. The Company also has been able to increase throughput by developing patented algorithms to calculate efficient trajectories and acceleration and deceleration profiles (time optimal trajectories) for its robot arms while reducing vibrations and maintaining position control of the substrate being transported. The Company has developed system software to improve cluster tool throughput. By combining digital signal processing ("DSP") technology with time optimal trajectory software, the Company believes that it has achieved additional reductions in transfer time.

  Reliability. The Company has developed and implemented a rigorous design and test program to enhance and evaluate product reliability. The Company's reliability initiative is guided by the computer-based reliability models developed by SEMATECH and Sandia National Laboratories. The magnetic drive in the Company's latest generation robots transmits force magnetically, without piercing the vacuum barrier, and eliminates the need for moveable vacuum seals. By designing robots with fewer moving parts and eliminating moveable seals, the Company believes that it will be able to increase the reliability of its transfer robots significantly. The Company's goal is to continue to increase mean time between failures.

  Accuracy. As wafer and substrate sizes increase and placement accuracy becomes more demanding, it is becoming increasingly important to minimize tracking errors, substrate sliding and arm deflection (the bending or wobbling of the robot arm). The Company's transfer robots contain a closed loop servo control which monitors and maintains placement accuracy in the rotational axis by obtaining constant positioning feedback. Many other transfer robots use an open loop stepper control system which commands a robot to move a specified number of steps with limited or no feedback as to the final position of the robot. These stepper systems can lead to misplacement of the robot arm if the number of steps is miscounted. To further enhance tracking, the Company has incorporated a closed loop feedback system with a proprietary DSP-based controller in its latest generation robots.

  Contamination Control. The Company has designed its wafer and flat panel display substrate handling systems and modules to reduce contamination by using several design criteria: limited moving parts within the tool environment and above the wafer or substrate plane; picking and placing with a vertical motion to prevent wafer or substrate sliding on process module surfaces and cassette slots; gentle handling motions which reduce relative wafer or substrate vibration and movement on the transfer robot end effectors; controlled load lock pumping and venting; incorporation of materials that reduce contamination; and assembly, test and packaging in the Company's clean rooms.

  The Company currently manufactures products for the semiconductor and flat panel display markets. The following table lists the Company's product offerings within each of the markets it serves:

            MARKET                             PRODUCT LINES
----------------------------------------------------------------------------
 Semiconductor Vacuum Products Central Wafer Handling Systems
                               Transfer Robots
                               Thermal Conditioning Modules (Cool and Degas)
                               Cassette Elevator Load Locks
                               Aligners
                               Factory Automation Interface Modules
                               System Software and Controls
----------------------------------------------------------------------------
 Semiconductor Atmospheric and Central Wafer Handling Systems
  Inert Environment Products   In-line Wafer Handling Systems
                               Transfer Robots
                               Robot Traversers
                               Thermal Conditioning Modules (Cool)
                               Cassette Elevator Load Locks
                               Aligners
                               Factory Automation Interface Modules
                               System Software and Controls
----------------------------------------------------------------------------
 Flat Panel Display Products   Central Substrate Handling Systems
                               Transfer Robots
                               Cassette Elevator Load Locks
                               Thermal Conditioning Modules (Degas)
                               System Software and Controls

SEMICONDUCTOR VACUUM PRODUCTS
 Vacuum Central Wafer Handling Systems

  The Company's family of Marathon vacuum central wafer handling systems handle wafer sizes of 100mm to 300mm in diameter, are offered with four to eight sides (referred to as ports) and have vacuum ranges of 10-/3/ to 10-/8/ torr (a measure of vacuum pressure). Each port can accommodate process modules meeting SEMI/MESC standards. Using a two load lock configuration, the Company's Marathon 800 eight-sided central wafer handling system can accommodate up to six process modules.

  The Company's Marathon systems currently incorporate either the Company's single VacuTran or dual MultiTran frog-arm vacuum transfer robot, one or more of the Company's vacuum cassette elevator (VCE) load locks, the Company's InLigner wafer aligner, and, if required, the Company's InCooler wafer cooling module. The Company has been able to increase the availability of ports for use with process modules by developing a wafer aligner and a cooling module which mount between a vacuum cassette elevator load lock or process module and the central wafer handling chamber. The Company is developing degas modules for its Marathon systems.

  The Company has also developed tool control ClusterLink 3 system software to control its vacuum wafer handling systems, graphical user interface and process modules. The software interfaces with process tool controllers and provides environment control, profiled load lock pumping and venting, error recovery diagnostics, safety control and scheduling of wafer transfers. When providing a turn-key solution that includes the Company's system control and scheduling software, the Company is able to provide guarantees relating to throughput and particle contamination.

  In 1997, the Company developed a next-generation 200mm wafer handling system, the Marathon Express 800, which features the dual same-side LeapFrog robot and offers improvement to throughput, vacuum performance and serviceability. In anticipation of the emergence of next-generation 300mm wafers, the Company has developed central wafer handling systems (the Marathon 4000 and 6000) and is developing a Marathon Express 8000 eight-sided configuration. These systems have incorporated handling technology developed by the Company for flat panel display substrates, which are generally significantly more demanding to handle than wafers.

 Vacuum Transfer Robots

  The Company's next-generation vacuum transfer robot, the MagnaTran 7, is a second generation magnetic drive robot which incorporates the Company's patented time optimal trajectory software algorithims to control and monitor its operation. The MagnaTran 7 is smaller and lighter than its predecessor. Building on its experience in developing robot wafer transfer technology, the Company has developed the dual, same-side LeapFrog high-productivity arm configuration. The LeapFrog arm is only available on the MagnaTran 7 robot and is a feature of the Company's Marathon Express central handling systems. These robots are constructed to SEMI/MESC standards and are sold separately for use with other vacuum wafer handling applications. The Company believes that the technical advances implemented to meet the requirements of the flat panel display industry enabled the Company to adopt its MagnaTran robots, with minimal technical modifications, to handle 300mm wafers.

 Other Vacuum Wafer Handling and Conditioning Modules

  Vacuum Cassette Elevator Load Locks. The Company has developed a family of vacuum cassette elevator load locks to hold and index (raise and lower) cassettes of wafers for cluster tools and other vacuum automated equipment. The Company's VCE 4 200mm cassette load lock features flexible and changeable interfaces, is field upgradable and is available with either a manual or automatic door configuration. The automatic door uses an innovative low particle, low profile drive mechanism, which opens vertically below the cluster platform for SMIF, automated guided vehicle ("AGV") and rail guided vehicle ("RGV") compatibility. The Company has developed the VCE 5 for 300mm wafers with a batch wafer transfer arm and a front opening unified pod ("FOUP") interface. The Company is developing the VCE 7 for 300mm wafers to interface with the Company's Caliber atmospheric, in-line handling system.

  Vacuum Aligners. Wafer processing requires precise alignment and, often, orientation of a wafer for processing. The Company's InLigner intermodule wafer aligner provides fast one-step wafer alignment by optically sensing the location of the wafer on the aligner and communicating that position to the vacuum transfer robot. Using this information, the transfer robot adjusts the placement of its arm to pick up the wafer in the proper position. The InLigner is designed for intermodule mounting between a module, such as the cassette load lock and the central wafer handling chamber, in order to conserve a port of the cluster tool. The Company's InLigner 3 is designed for 300mm wafer alignment. The Company is developing a new family of aligners for 200mm and 300mm wafers, the TopLigners, that mount from the top in the central transport chamber and offer improved serviceability.

  Vacuum Cool Modules. The Company's InCooler intermodule cool station cools wafers after hot processing to a temperature that allows placement into a plastic wafer cassette. This module is also designed for intermodule mounting. The Company's InCooler 3 is designed for 300mm wafer applications. The Company is developing a family of new cooling modules for 200mm and 300mm wafers, the TopCoolers, that mount from the top in the central transport chamber and offer improved serviceability.

  Vacuum Degas Modules. The Company is developing degas modules to remove water from the surface of the wafer. The Company is developing a stand alone 200mm and a top mount 300mm module that offer improved serviceability.

 SEMICONDUCTOR ATMOSPHERIC AND INERT ENVIRONMENT PRODUCTS

  Building upon its vacuum wafer and substrate handling systems, the Company is pursuing the development of a broad line of products for atmospheric applications. Atmospheric wafer handling systems may be segregated into two subcategories: the traditional ambient atmospheric wafer handling systems and "inert" (principally nitrogen) environment wafer handling systems. The traditional atmospheric wafer handling systems include fully integrated automated wafer handling platforms for open, ambient air in-line wafer handling platforms. The inert environment wafer handling systems include fully integrated, automated wafer handling platforms for at or above atmospheric pressure cluster tools.

 Atmospheric Wafer Handling Systems

  The Company's Caliber atmospheric, in-line wafer handling systems handle wafer sizes from 150mm to 300mm in diameter and are offered with two to four cassette staging locations and may be operated in Class 1 clean room environments. These configurations have been developed to meet broad market requirements. The Caliber 200 and 400 are used for 200mm wafer open cassettes and the Caliber 400 S is being developed for use with 200mm SMIF applications. The Company is developing the Caliber 2000 in-line wafer handling system to handle 300mm wafers in open cassette or FOUP applications.

  The Company's Caliber systems incorporate the Company's single scara-arm AcuTran atmospheric transfer robot, the Company's AcuTrav robot traverser, two or more of the Company's cassette staging locations, and, if required, the Company's AcuLigner wafer aligner. The Company's Caliber systems also incorporate a system controller to control all wafer handling functions and to interface to the process tool's primary controller.

 Atmospheric Transfer Robots

  Building on its experience in developing transfer robots and employing its magnetic direct drive technology, the Company has developed the AcuTran 3, its next-generation atmospheric transfer robot, to handle up to 300mm wafers. These robots are a standard feature of the Company's Caliber in-line wafer handling systems, are constructed to SEMI standards and are sold separately for use with other atmospheric wafer handling applications. The Company's robots incorporate DSP technology and patented time optimal trajectory software to control and monitor their operation.

 Other Atmospheric Wafer Handling Modules

 Atmospheric Robot Traverser. The Company's AcuTrav provides high speed horizontal motion permitting the AcuTran 3 robot to access multiple process tool load ports and cassette staging locations. The AcuTrav uses direct drive mechanism which allows high speed motions comparable to the Company's robot family.

 Atmospheric Aligners. The Company's AcuLigner 3 wafer aligner is being designed for fast one-step 150mm to 300mm wafer alignment by optically sensing the location of the wafer on the aligner and communicating that position to the vacuum transfer robot. Using this information, the transfer robot adjusts the placement of its arm to pick up the wafer in the proper position.

 Inert Environment Wafer Handling Systems

  In 1997, the Company introduced a new central wafer handling system to address market needs for reduced water vapor environment central handling systems for high temperature wafer processing (e.g. rapid thermal processing and epitaxial deposition).

  Building upon its expertise in vacuum central wafer handling systems and modules, the Company developed the Atmospheric Express 600 "inert" environment wafer handling system for 150mm to 200mm wafers. This inert environment central wafer handling system transfers wafers at or above atmospheric pressure in a principally nitrogen environment. The Atmospheric Express incorporate robots and modules from the Company's vacuum wafer handling product line. The Company is developing the Atmospheric Express 6000 to handle up to 300mm wafers.

  FLAT PANEL DISPLAY PRODUCTS

  In 1994, the Company introduced a family of vacuum central substrate handling systems and modules for the flat panel display deposition and etch process equipment markets, shipping its first Hercules central substrate handling system for a flat panel display vacuum cluster tool in July 1994. The Hercules systems can handle flat panel display substrates from 350mm x 460mm to 600mm x 720mm in size. The Company is developing a next generation flat panel display platform, for substrates up to approximately 1 meter x 1 meter.

  The Hercules system includes the Company's MagnaTran 60 magnetically driven frog-arm vacuum transfer robot with two or three axes of motion and single or dual arm options, a single substrate load lock, or a 20 to 30 substrate cassette elevator load lock (VCE 40), and a seven substrate batch degas module.

  The Company is developing a next generation magnetic drive robot, the MagnaTran 70, for the flat panel display market. The MagnaTran 70 robot series is expected to be smaller and lighter and to feature an optional extended vertical axis for deployment in the Company's next generation platforms.

CUSTOMERS

  The Company's customers are primarily semiconductor wafer and flat panel display substrate OEMs and semiconductor manufacturers who are retrofitting the vacuum automation of their process equipment or developing advanced process equipment for internal use. The Company's current customers are primarily located in the United States, Japan, South Korea and Europe. The Company intends to market its developing family of atmospheric central wafer handling equipment to its existing customers in the vacuum and flat panel display markets and other potential customers. The following is a representative list of the Company's customers:

      AG Associates                         JUSUNG
      Anelva                                Lam Research
      ASM America                           MRC
      Balzers                               Novellus Systems
      BOC Coating Technology                Samsung Electronics
      CVC Products                          TEL
      FSI International                     TRIKON Technologies
      Gasonics                              Ulvac Japan
      Genus                                 Veeco Instruments
      Intel                                 Watkins-Johnson

  In the first nine months of fiscal 1997 and in fiscal 1996, Lam accounted for 23% and 21% of the Company's revenues, respectively, and sales to the Company's top ten customers accounted for approximately 69% and 70% of net revenues, respectively. A reduction or delay in orders from Lam or other significant customers could have a material adverse effect on the Company's results of operations. See "Risk Factors--Customer Concentration."

MARKETING, SALES AND CUSTOMER SUPPORT

  The Company markets and sells its wafer and substrate handling systems and modules in the United States, Japan, South Korea, Taiwan and Europe through its direct sales and marketing organization. As of June 30, 1997, 38 persons were engaged in sales and marketing activities worldwide. The selling process for the Company's products is often multilevel, involving a team comprised of individuals from sales, marketing, engineering, operations and senior management. Each significant customer is assigned a team that engages the customer at different organization levels to provide planning and product customization and to assure open communication and support.

  The Company's marketing activities also include participation in trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature. To enhance this communication and support, particularly with its international customers, the Company maintains technology centers in California, British Columbia, South Korea, and Japan. These facilities, together with the Company's headquarters, maintain demonstration equipment for customers to evaluate. Customers are also encouraged to discuss the features and applications of the Company's demonstration equipment with the Company's engineers located at these facilities. The Company also maintains regional sales and service personnel in Taiwan, the United Kingdom, Phoenix, Arizona and Austin, Texas. The Company has recently experienced significant growth in foreign revenues. In the first nine months of fiscal 1997 and in fiscal 1996, foreign revenues accounted for 31% and 20%, respectively, of the Company's revenues. The Company expects foreign revenues to continue to represent a significant percentage of total revenues in the foreseeable future. See "Risk Factors--Risks of International Sales and Operations."

  In 1997, the Company developed a new sales and marketing tool, a process tool throughput simulator, to enable the evaluation of various wafer handling system configurations to identify the preferred tool configuration for a specific application. This tool simulates the movement of wafers with execution times, scheduling algorithms, and flow sequences similar to those of actual process tools and outputs this information visually. This tool is capable of comparing multiple tool configurations simultaneously for preferred fit comparison.

  The Company provides support to its customers with (i) telephone technical support access 24-hours a day, 365 days a year, (ii) direct training programs and (iii) operating manuals and other technical support information for the Company's products. The Company uses its demonstration equipment for training programs in addition to sales and marketing. The Company maintains spare parts inventories at its technology centers to enable its personnel to serve the Company's customers and repair their products more efficiently.

COMPETITION

  The semiconductor and flat panel display process equipment manufacturing industries are highly competitive and characterized by continual change and improvement in technology. Although other independent companies sell vacuum and atmospheric wafer and flat panel display substrate handling automation systems and vacuum transfer robots to OEMs, the Company believes that its primary competition is from the larger, integrated semiconductor and flat panel display OEMs that satisfy their substrate handling needs in-house rather than by purchasing handling systems or modules from an independent source such as the Company. Such OEMs comprise the majority of the Company's current and potential customers. Applied Materials, the leading process equipment OEM, develops and manufactures its own central wafer handling systems and modules. The Company believes that most vacuum central wafer handling systems and modules are manufactured in-house by OEMs. Many of the companies in these industries have significantly greater research and development, clean room manufacturing, marketing and financial resources than the Company.

  Many OEMs have substantial resources and expertise in substrate handling and automation in vacuum and atmospheric environments and will only purchase the Company's products if the Company can demonstrate improved product performance as measured by throughput, reliability, contamination control and accuracy, at an acceptable price. The Company believes that it competes favorably with OEMs and other independent suppliers with respect to all of these factors. However, there can be no assurance that the Company will be successful in selling its products to OEMs that currently satisfy their wafer and flat panel handling needs in-house, regardless of the performance or the price of the Company's products.

  The Company's sale of its products for the flat panel display process equipment market is heavily dependent upon its penetration of the Japanese market. The Company is also seeking to expand its presence in the Japanese semiconductor process equipment market. In addressing the Japanese markets, the Company may be at a competitive disadvantage to Japanese suppliers. See "Risk Factors--Risks of International Sales and Operations."

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are focused on developing new products for the semiconductor and flat panel display process equipment industries and further enhancing the functionality, reliability and performance of existing products. The Company's engineering, marketing, operations and management personnel have developed close collaborative relationships with many of their customer counterparts and have used these relationships to identify market demands and target its research and development to meet those demands.

  The Company's current research and development efforts include the continued development and enhancement of the Company's semiconductor and flat panel display products, including 300mm Marathon Express vacuum central wafer handling systems and modules, fourth generation flat panel display substrate handling systems and modules, control and scheduling software, and atmospheric handling systems and modules. There can be no assurance that the Company will be able to develop new products effectively, to enhance its existing products, or to respond effectively to technological changes or new industry standards or developments on a timely basis, if at all. In the first nine months of fiscal 1997 and in fiscal 1996, 1995 and 1994, the Company's research and product development expenses were $9.7 million, $12.4 million, $6.8 million and $3.8 million, respectively, representing 17.5%, 13.7%, 13.4% and 14.4% of the Company's revenues, respectively. See "Risk Factors--New Products and Rapid Technological Change."

MANUFACTURING

  The Company's manufacturing operations consist primarily of product assembly, integration, and testing. The Company has adopted stringent quality assurance procedures that include standard design practices, component selection procedures, vendor control procedures and comprehensive reliability testing and analysis to assure the performance of its products. The Company received ISO 9001 certification in February 1996.

  The Company employs a just-in-time manufacturing strategy. The Company believes that this strategy, coupled with the outsourcing of noncritical subassemblies, reduces fixed operating costs, improves working capital efficiency, reduces manufacturing cycle times and improves flexibility to rapidly adjust its production capacities. While the Company often uses single source suppliers for certain key components and common assemblies to achieve quality control and the benefits of economies of scale, the Company believes that these parts and materials are readily available from other supply sources.

PATENTS AND PROPRIETARY RIGHTS

  The Company relies upon trade secrets and patents to protect its technology. Due to the rapid technological change that characterizes the semiconductor and flat panel display process equipment industries, the Company believes that the improvement of existing technology, reliance upon trade secrets and unpatented proprietary know-how and the development of new products may be more important than patent protection in establishing and maintaining a competitive advantage. It is the Company's policy to require all technical and management personnel to enter into nondisclosure agreements. Nevertheless, the Company has obtained patents and will continue to make efforts to obtain patents, when available, in connection with its product development program. There can be no assurance that any patent obtained will provide protection or be of commercial benefit to the Company, or that its validity will not be challenged.

  As of July 31, 1997, the Company had obtained 19 United States patents and had 29 United States patent applications pending on its behalf. In addition, the Company had obtained 10 foreign patents and had 32 foreign patent applications pending on its behalf. The Company's United States patents expire at various times from 1999 to 2015.

  There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. There can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

  Others may have filed and in the future may file patent applications that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company.

  The Company also relies upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

  There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from General Signal Corporation ("General Signal") alleging infringements of General Signal's patent rights by certain of the Company's products. The notification advised the Company that General Signal is currently attempting to enforce its rights to those patents in litigation against a major semiconductor process tool equipment manufacturer, and that, at the conclusion of that litigation, it intends to enforce its rights against the Company and others. The Company's patent counsel, Perman & Green of Fairfield, Connecticut, continues to investigate the claims made against the Company. With regard to the notice, the Company believes that the patents claimed may be invalid. In the event of litigation with respect to this notice, the Company is prepared to defend vigorously its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to the Company on reasonable terms, if at all. If General Signal successfully enforces these alleged rights against the Company or the Company's customers, it could have a material adverse affect on the Company's business.

  In 1992, at the time that General Signal first raised patent claims in the cluster tool area, the Company joined with six major semiconductor process tool equipment manufacturers in forming an "Ad Hoc Committee for Defense against General Signal Cluster Tool Patents." At that time, the members of the Ad Hoc Committee notified General Signal that the member companies were of the opinion that the General Signal patents were invalid based on (i) prior art,
(ii) inequitable conduct before the Patent & Trademark Office and (iii) estoppel as a result of General Signal's activities in establishing standards for cluster tools and interfaces within the semiconductor industry. The Company believes that the position taken by the Ad Hoc Committee remains valid, and in the event litigation is commenced against the Company by General Signal, is prepared to defend its position vigorously. Even if the Company is determined to be infringing the General Signal patents, the Company believes that the sale of its products to process tool manufacturers would result in contributory and not direct infringement. As such, certain license rights under the General Signal patents could cover the Company's products sold to Lam, the Company's largest customer. The Company has been advised by Lam that Lam has a license under the General Signal patents. The Company believes that the products sold to Lam are covered under this license.

  General Signal has offered to license its patents to the Company, and because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license from General Signal. There is no assurance, however, that a license from General Signal will be available to the Company on reasonable terms, if at all. If the General Signal patents are found to be valid, if the Company's products are held to infringe such patents, and if the Company or its OEM customers are not able to obtain a license from General Signal on reasonable terms, it could have a material adverse effect on the business of the Company.

  The Company has in the past been, and may in the future be, notified that it may be infringing intellectual property rights possessed by other third parties. Any patent litigation would be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement claims by third parties or other claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially and adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company's intellectual property rights it may seek to enter into a royalty or licensing arrangement. There can be no assurance, however, that a license will be available on reasonable terms or at all. The Company could decide, in the alternative to resort to litigation to challenge such claims or to design around the patented technology. Such actions could be costly and would divert the efforts and attention of the Company's management and technical personnel, which would materially and adversely affect the Company's business, financial condition and results of operations. See "Risk Factors--Intellectual Property Risks."

BACKLOG

  Backlog for the Company's products as of June 30, 1997 and 1996 totaled $44.2 million and $35.6 million, respectively. Backlog consists of purchase orders for which a customer has scheduled delivery within the next 12 months. Orders included in the backlog may be canceled or rescheduled by customers without significant penalty. Backlog as of any particular date should not be relied upon as indicative of the Company's net revenues for any future period.

EMPLOYEES

  As of June 30, 1997, the Company had approximately 470 employees. Of these, 172 were involved in engineering, 38 in sales and marketing, 220 in global customer support and manufacturing operations and 40 in general and administrative. The Company believes its future success will depend in large part on its ability to attract and retain highly skilled employees. None of the employees of the Company are covered by a collective bargaining agreement. The Company considers its relationships with its employees to be good.

PROPERTIES

  The Company has a seven year lease, beginning May 1995, for its headquarters and manufacturing facility. The facility has two stories with approximately 130,000 square feet of space located in Chelmsford, Massachusetts. The lease provides for the Company to move into all the space over a three year period ending May 1998 with the Company occupying a minimum of approximately 83,000 square feet in the first year, 93,000 square feet in the second year, 108,000 square feet in the third year and the entire space thereafter.

  The Company also maintains sales and service offices in Santa Clara, California, Tokyo, Japan, Seoul, South Korea and Kingston, England. In July 1996, the Company expanded its regional sales and support presence in Japan, by relocating into a 10,000 square foot facility in Tokyo, Japan. The Company is negotiating for more space at this facility. In August 1996, the Company entered into a six year lease for a new facility for Brooks Canada. The new facility is a shared, three story building with approximately 41,000 square feet of space and is located in Richmond, British Columbia.

  The Company believes that these facilities are adequate for its current needs and that it can obtain additional space at commercially reasonable rates when and as required.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings. See "--Patents and Proprietary Rights" for a description of certain potential patent disputes.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

       NAME               AGE                 POSITION WITH THE COMPANY
       ----               ---                 -------------------------
Robert J. Therrien......   62 President, Chief Executive Officer, Treasurer and Director
David R. Beaulieu.......   39 Vice President, Engineering
Stanley D. Piekos.......   49 Vice President, Finance and Chief Financial Officer
Michael W. Pippins......   37 Vice President, Sales and Marketing
Michael F. Werner.......   51 Vice President, Manufacturing and Operations
Norman B. Brooks........   65 Director
Roger D. Emerick(1)(2)..   58 Director
Amin J. Khoury(1)(2)....   57 Director

--------
(1) Member of the Company's Compensation Committee.
(2) Member of the Company's Audit Committee.

  Robert J. Therrien has been the President, Chief Executive Officer and a director of the Company since its incorporation in 1989 when he initiated the acquisition of the Brooks Automation Division of Aeronca Electronics, Inc. From 1983 to 1989, Mr. Therrien served as a consultant to the Company and other firms in the semiconductor industry. From 1972 until its sale to Schlumberger Industries in 1983, Mr. Therrien cofounded and served as Chairman and President of Accutest Corporation, a semiconductor automatic test equipment company. Mr. Therrien is currently a director of MKS Instruments, Inc., a supplier of measurement and control components for laboratory and industrial applications throughout the microelectronics industry. Mr. Therrien also serves on the NYNEX Customer Advisory Board and the Advisory Committee of the Massachusetts Office of Business Development.

  David R. Beaulieu joined the Company in May 1996 as its Vice President of Engineering. From 1993 to 1996, Mr. Beaulieu served as Vice President, Product Operations of the Time/Data Systems Division of Simplex Corporation, a manufacturer of industrial equipment. From 1991 to 1993, Mr. Beaulieu served as Vice President of Research and Development for Tropel Corporation, a manufacturer of advanced optical systems for semiconductor equipment. From 1979 to 1991, Mr. Beaulieu served GCA, a unit of General Signal Corporation, in a variety of positions including Director of Lithographic Engineering.

  Stanley D. Piekos joined the Company in June 1994 as its Vice President, Finance and Chief Financial Officer. From 1985 to June 1994, Mr. Piekos served Helix Technology Corporation, a manufacturer of cryogenic equipment used primarily in the semiconductor industry, most recently as Vice President and Chief Financial Officer.

  Michael W. Pippins joined the Company in March 1992 as its Director of Sales and Marketing and in June 1993 was promoted to Vice President, Sales and Marketing. From 1989 to 1992, Mr. Pippins served as strategic marketing manager for Varian Associates, a manufacturer of semiconductor production equipment.

  Michael F. Werner has been the Vice President, Operations of the Company since February 1993. From 1986 to 1993, Mr. Werner served GCA, a unit of General Signal Corporation, in a variety of positions including Senior Vice President of Operations.

  Norman B. Brooks founded the Company in 1978, and has served as a director of the Company since its incorporation in 1989. Mr. Brooks has been semi-retired since that date.

  Roger D. Emerick has been a director of the Company since October 1993. Mr. Emerick has been a director of Lam Research Corporation ("Lam"), a semiconductor equipment supplier, since 1982 and Chairman of the Board of Directors of Lam since 1984. Mr. Emerick served as President of Lam from 1982 to 1989 and as its Chief Executive Officer from 1982 until August 1997. Mr. Emerick is currently a director of Electroglas, Inc., a manufacturer of automatic wafer probing equipment and Semiconductor Equipment and Materials International.

  Amin J. Khoury has been a director of the Company since July 1994. Since 1987, Mr. Khoury has served as Chairman of the Board of B/E Aerospace, Inc., a designer, manufacturer and marketer of airline interior furnishings. Mr. Khoury is also Chairman of the Board of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films and extruded polymer nets.

KEY EMPLOYEES

  Certain key employees of the Company are as follows:

       NAME                  AGE           POSITION WITH THE COMPANY
       ----                  ---           -------------------------
Andrew Broughton............  46 Managing Director, Brooks Automation U.K.
Robert Carey................  56 Vice President, Asian Operations
Bernard Casey...............  33 Director, Atmospheric Product Marketing
Michael Cullinane...........  41 Director, Global Support Services
Mitchell Drew...............  36 Director, Business Development
Michael Hanssman............  39 Director, Technologies, of Brooks Canada
Christopher Hofmeister......  34 Director, Atmospheric Products Engineering
Chang Ho Kim................  39 General Manager, Brooks Automation Korea
John Masciola...............  42 Director, Software Engineering
Robert McEachern............  53 Vice President, Flat Panel Display Engineering
Richard McMahon.............  41 Vice President, Software Engineering
Tsunehisa Yamashita.........  51 President, Brooks Automation K.K.

  Andrew Broughton joined the Company in 1997 as the Managing Director of the Company's U.K. subsidiary. From 1987 until 1997, Mr. Broughton served in various sales and management capacities, most recently as General
Manager/Director for Tencor Industries, a metrology tool production company.

  Robert Carey joined the Company in April 1996 as its Vice President of Technology and Business Development and in September 1996 began serving as Vice President, Asian Operations. From 1993 to 1996, Mr. Carey served as President of Dynapower/Stratopower and from 1988 to 1993 he served as President, Senior Vice President of Product Operations and Vice President of Research and Development of GCA. Dynapower/Stratopower and GCA are units of General Signal Corporation.

  Bernard Casey joined the Company in July 1997 as its Director, Atmospheric Product Marketing. From 1989 to 1997, Mr. Casey served Genmark Automation in various capacities including most recently as its Executive Vice President and Chief Operating Officer. Genmark develops and manufactures precision alignment and transport robotics equipment for the semiconductor and flat panel display industries. Prior to 1989, Mr. Casey was an electrical engineer for Alcatel Comptech.

  Michael Cullinane joined the Company in April 1995 as its Director, Program Management and in June 1996 began serving as Director Global Support Services. From 1994 to January 1995, Mr. Cullinane served in various capacities for the Tau-Tron unit of General Signal Corporation, including most recently as Director of Worldwide Operations. Prior to 1994, Mr. Cullinane served for over 15 years in various positions at GCA (also a unit of General Signal Corporation), including as its Director of Manufacturing Operations.

  Mitchell Drew joined the Company in July 1993 and has served the Company in a variety of support and marketing management positions including as Director, Atmospheric Products Marketing. In July 1997 Mr. Drew became Director, Business Development. From 1989 to 1993, Mr. Drew served in a strategic product support role for Varian Associates, a manufacturer of semiconductor production equipment.

  Michael Hanssman joined the Company in 1996 as Director, Technologies of Brooks Canada. From 1983 to 1996, Mr. Hanssman served in various engineering and management capacities with Brooks Canada.

  Christopher Hofmeister joined the Company in August 1991 and has served the Company in a variety of engineering positions including Mechanical Engineering Manager and in January 1997 was promoted to Director, Atmospheric Products Engineering. From 1989 to 1991, Mr. Hofmeister served Eaton, a manufacturer of semiconductor production equipment, as a mechanical engineer.

  Chang Ho Kim joined the Company in 1996 as General Manager, Brooks Automation Korea. From December 1993 to February 1996, Mr. Kim served Schlumberger Technologies as General Manager and Vice President of its Asia Pacific automatic test equipment operations. From 1990 to December 1993, Mr. Kim served as Director of Asia Pacific Rim operations for Semiconductor Equipment and Materials International. Prior to 1990, Mr. Kim served in various management and engineering capacities for Lam and National Semiconductor, a manufacturer of semiconductors.

  John Masciola joined the Company in 1995 as Director, Software Engineering. From 1980 to 1995, Mr. Masciola served in various engineering and management capacities at GenRad, a semiconductor test equipment firm. Mr. Masciola served most recently as GenRad's Software Engineering Manager.

  Robert McEachern joined the Company in June 1995 as its Vice President, Flat Panel Display Engineering. Mr. McEachern was a founder of MRS Technology, a supplier of photolithography equipment to flat panel display manufacturers, and served as Vice President, Research and Development of MRS from its organization in February 1986 to May 1995. Prior to MRS's formation, Mr. McEachern was an engineering manager at Varian Associates, a manufacturer of semiconductor production equipment.

  Richard McMahon joined the Company in February 1996 as Vice President, Software Engineering and as President of Brooks Automation Canada. Mr. McMahon was the founder of Techware Systems Corporation, a designer and supplier of integrated equipment control software solutions for the semiconductor and related industries, and served as its President from 1983 through its acquisition by the Company in February 1996.

  Tsunehisa Yamashita joined the Company in August 1997 as the President of the Company's Japanese subsidiary. Mr. Yamashita, a trained engineer, served the Nikon Corporation in Tokyo, Japan from 1969 until his appointment to the Company in a variety of positions, including most recently, General Manager of the Planning and Strategic Marketing Department and General Manager of the IC and LCD Equipment Division (April 1996 to August 1997); Senior Manager of the Export Department (1987 to 1996) and Marketing Director, Technical Support Director and Planning Director of Nikon Precision Inc. (1982 to 1987).

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of August 15, 1997 with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each executive officer of the Company,
(iii) each Selling Stockholder and (iv) all executive officers and directors of the Company as a group. This information is based upon information received from or on behalf of the named individuals. All of the Selling Stockholders are executive officers or directors of the Company.

                                                          NUMBER OF
                          SHARES BENEFICIALLY OWNED      SHARES BEING SHARES BENEFICIALLY OWNED
                             PRIOR TO OFFERING(1)         OFFERED(1)      AFTER OFFERING (2)
                          ------------------------------ ------------ ------------------------------
NAME OF BENEFICIAL OWNER     NUMBER        PERCENTAGE       NUMBER       NUMBER        PERCENTAGE
------------------------  --------------- -------------- ------------ --------------- --------------
Robert J. Therrien(3)...        1,534,046          19.2%   300,000          1,234,046          12.4%
 c/o Brooks Automation,
 Inc.
 15 Elizabeth Drive
 Chelmsford, Massachu-
 setts 01824
Stanley D. Piekos(4)....           91,852           1.2%    10,250             81,602             *
Michael W. Pippins(5)...           71,412             *      2,000             69,412             *
Michael F. Werner(6)....           52,500             *      3,750             48,750             *
David R. Beaulieu(7)....                0             *          0                  0             *
Norman B. Brooks(8).....           35,040             *      5,000             30,040             *
Roger D. Emerick(9).....            5,000             *          0              5,000             *
Amin J. Khoury(10)......            9,000             *          0              9,000             *
All directors and
 executive officers as a
 group (8 persons)
 (3)(4)(5)(6)(7)
 (8)(9)(10).............        1,798,850          22.3%   321,000          1,477,850           14.6%

--------
*   Less than one percent.
 (1) Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed.
 (2) Assumes that the Underwriters' over-allotment option is not exercised. If the Underwriters' over-allotment option is exercised in full, Mr. Therrien will sell an additional 50,000 shares of Common Stock, and, after the offering, he will beneficially own 1,184,046 shares of Common Stock constituting 11.5% of the outstanding shares of Common Stock.
 (3) Includes options to purchase 247,500 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 137,500 shares which are not exercisable within 60 days after August 15, 1997.
 (4) Includes options to purchase 31,250 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 51,250 shares which are not exercisable within 60 days after August 15, 1997.
 (5) Includes options to purchase 26,334 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 25,000 shares which are not exercisable within 60 days after August 15, 1997.
 (6) Includes options to purchase 7,500 shares of Common Stock which are exercisable within 60 days of August 15, 1997. Excludes options to purchase 36,250 shares which are not exercisable within 60 days after August 15, 1997.
 (7) Excludes options to purchase 29,000 shares of Common Stock which are not exercisable within 60 days after August 15, 1997.
 (8) Includes options to purchase 4,000 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 16,000 shares which are not exercisable within 60 days after August 15, 1997.

 (9) Includes options to purchase 5,000 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 16,000 shares which are not exercisable within 60 days after August 15, 1997.
(10) Includes options to purchase 5,000 shares of Common Stock which are exercisable within 60 days after August 15, 1997. Excludes options to purchase 16,000 shares which are not exercisable within 60 days after August 15, 1997.

                           DESCRIPTION OF SECURITIES

  The Company's authorized capital stock consists of 21,500,000 shares of Common Stock, $0.01 par value, and 1,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock").

COMMON STOCK

  As of August 15, 1997, there were 7,738,138 shares of Common Stock outstanding. These shares were held of record by 104 stockholders. There will be 9,738,138 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby by the Company.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefore. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential or other rights of the holders of Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of Common Stock do not have cumulative voting rights in the election of directors. All of the shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company has no Preferred Stock outstanding. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company currently has no plans to issue any of the Preferred Stock.

ANTITAKEOVER EFFECT OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS, RIGHTS DISTRIBUTION PLAN AND DELAWARE LAW

 Certificate of Incorporation and Bylaws

  The Certificate of Incorporation includes several provisions in addition to the Preferred Stock, which may render more difficult an unfriendly tender offer, proxy contest, merger or other change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are also designed to reduce the vulnerability of the Company to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares of Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of Common Stock which could result from actual or rumored takeover attempts. Such factors also may have the effect of preventing changes in the management of the Company.

  The Certificate of Incorporation contains a so-called "anti-greenmail" provision. The provision is intended to discourage speculators who accumulate beneficial ownership of a significant block of stock and then, under the threat of making a tender offer or instigating a proxy contest or some other corporate disruption, succeed in extracting from the Company a premium price to repurchase the shares acquired by the speculator. This tactic has become known as greenmail. The anti-greenmail provision prohibits the Company from purchasing any shares of Common Stock from a Related Person at a per share price in excess of the fair market value at the time of such purchase, unless the purchase is approved by two-thirds of the holders of the outstanding shares of the Common Stock, excluding any votes cast by the Related Person. The term "Related Person" is defined in general to mean any person, other than an existing stockholder of the Company, who acquires more than 5% of the Company's voting stock after the closing of the offering. Stockholder approval is not required for such purchases when the offer is made available on the same terms to all holders of shares of Common Stock or when the purchases are effected on the open market.

  The Certificate of Incorporation also provides that all stockholder action must be effected at a duly called meeting and not by written consent and that certain stockholder proposals may only be approved by the holders of 80% of the shares of stock entitled to vote thereon. In addition, the Bylaws of the Company do not permit stockholders of the Company to call a special meeting of stockholders.

  The authority of the Board of Directors to issue authorized but unissued shares of Common Stock might be considered as having the effect of discouraging an attempt by another person or entity to effect a takeover or otherwise gain control of the Company since the issuance of additional shares of Common Stock would dilute the voting power of the Common Stock then outstanding.

 Rights Distribution

  In July 1997, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock on August 12, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Shares"), of the Company, at a purchase price of $135 per one one-thousandth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment.

  Subject to certain limited exceptions, until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates with a copy of the summary of Rights Attached thereto. As soon as practicable following the Distribution Date, the Rights will becomes exercisable, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to stockholders of record on the Distribution Date and the separate Rights Certificates alone will evidence the Rights. The Rights will expire on the earlier of (i) July 31, 2007, or
(ii) the date on which the Rights are redeemed.

  In the event that any person becomes an Acquiring Person, proper provisions shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which shall thereafter be void), will thereafter have the right to receive upon exercise, that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time after a person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment. At any time prior to the time any person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

 Delaware Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is now owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  Following this offering, Stanley D. Piekos, will be the holder of 50,352 shares of Common Stock and options to purchase 82,500 shares of Common Stock. So long as he is an employee of the Company, Mr. Piekos can require the Company to register his shares of Common Stock on a pro rata basis to the extent the Company registers the shares of any other officer. Mr. Piekos is a Selling Stockholder in this offering.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe
LP.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), PaineWebber Incorporated, Needham & Company, Inc. and Cowen & Company are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective numbers of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth herein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriter may be increased or the Purchase Agreement may be terminated.

                                                                       NUMBER OF
          UNDERWRITER                                                   SHARES
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
      Incorporated...................................................    575,000
     PaineWebber Incorporated........................................    575,000
     Needham & Company, Inc..........................................    575,000
     Cowen & Company.................................................    150,000
     Deutsche Morgan Grenfell Inc. ..................................     89,200
     Lehman Brothers Inc. ...........................................     89,200
     Montgomery Securities...........................................     89,200
     Prudential Securities Incorporated..............................     89,200
     UBS Securities LLC..............................................     89,200
                                                                       ---------
          Total......................................................  2,321,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $1.12 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the offering contemplated hereby, the offering price and other selling terms may be changed by the Representatives.

  The Company and one of the Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 348,150 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table is of the 2,321,000 shares of Common Stock initially offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,321,000 shares are being offered.

  Until the distribution of the Common Stock is completed, the rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering (i.e., if they sell a greater number of shares of Common Stock than is set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing shares of Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company, the Selling Stockholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Stockholders nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with this offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed (or such related security).

  The Company, each of its directors and executive officers and the Selling Stockholders have agreed not to, directly or indirectly, offer, pledge, sell contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options or warrants, or grant options to purchase shares of Common Stock pursuant to the Company's stock option plans.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the securities offered hereby has been passed upon for the Company and the Selling Stockholders by Brown, Rudnick, Freed & Gesmer, One Financial Center, Boston, Massachusetts 02111. Certain legal matters with respect to patents and proprietary rights of the Company as described in the Prospectus will be passed upon by Perman & Green, Fairfield, Connecticut. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, at prescribed rates. In addition, such reports, proxy statements and information are available through the Commission's Electronic Data Gathering and Retrieval System at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and reports, proxy statements and certain other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, 1735 K Street NW, Washington D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected without charge at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1996, (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1996, March 31, 1997 and June 30, 1997; (3) the Company's Proxy Statement used in connection with the Company's Annual Meeting of Stockholders held on February 20, 1997; and (4) the description of the Company's Common Stock contained in the Company's Registration Statements on Form 8-A, filed with the Commission on January 24, 1995 and August 7, 1997.

  All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above, excluding exhibits thereto. Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824, or by telephone at (508) 262-2400.

                            BROOKS AUTOMATION, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheet as of September 30, 1995 and 1996, unaudited at June 30, 1997........................................................ F-3
Consolidated Statement of Operations for the three years ended September
 30, 1996, and unaudited for the nine months ended June 30, 1996 and
 1997.................................................................... F-4
Consolidated Statement of Changes in Stockholders' Equity for the three years ended September 30, 1996, and unaudited for the nine months ended
 June 30, 1997........................................................... F-5
Consolidated Statement of Cash Flows for the three years ended September
 30, 1996, and unaudited for the nine months ended June 30, 1996 and
 1997.................................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Brooks Automation, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brooks Automation, Inc. and its subsidiaries at September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts
November 19, 1996

                            BROOKS AUTOMATION, INC.

                           CONSOLIDATED BALANCE SHEET
                   (IN THOUSANDS, EXCEPT SHARE-RELATED DATA)

                                                   SEPTEMBER 30,
                                                  ----------------   JUNE 30,
                                                   1995     1996       1997
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash and cash equivalents...................... $15,594  $ 2,102    $ 1,129
  Accounts receivable, net of allowance for
   doubtful accounts of $80, $100 and $160,
   respectively, and including related party
   receivables of $3,118, $5,533 and $5,262,
   respectively..................................  12,964   24,381     24,679
  Inventories....................................  12,858   17,803     21,028
  Prepaid expenses and other current assets......   1,805    1,679      3,756
                                                  -------  -------    -------
    Total current assets.........................  43,221   45,965     50,592
Fixed assets, net................................   9,347   16,698     19,523
Other assets.....................................   1,012    2,098      3,465
                                                  -------  -------    -------
    Total assets................................. $53,580  $64,761    $73,580
                                                  =======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital
   lease obligations............................. $ 1,522  $ 1,431    $10,850
  Accounts payable...............................   6,075    8,103      8,906
  Accrued compensation and benefits..............   1,556    2,719      2,154
  Accrued expenses and other current
   liabilities...................................   1,505    1,130      1,195
                                                  -------  -------    -------
    Total current liabilities....................  10,658   13,383     23,105
Long-term debt, capital lease obligations and
 other liabilities...............................     700      687        579
                                                  -------  -------    -------
    Total liabilities............................  11,358   14,070     23,684
                                                  -------  -------    -------
Commitments and contingency (Note 12)............     --       --         --
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000
   shares authorized; none issued and
   outstanding...................................     --       --         --
  Common stock, $.01 par value; 21,500,000 shares
   authorized; 7,469,591, 7,569,109 and 7,653,315
   shares issued and outstanding.................      75       76         76
  Additional paid-in capital.....................  34,208   34,335     34,682
  Cumulative translation adjustment..............    (136)    (174)       (97)
  Deferred compensation..........................    (139)    (110)       (92)
  Retained earnings..............................   8,214   16,564     15,327
                                                  -------  -------    -------
    Total stockholders' equity...................  42,222   50,691     49,896
                                                  -------  -------    -------
    Total liabilities and stockholders' equity... $53,580  $64,761    $73,580
                                                  =======  =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BROOKS AUTOMATION, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   NINE MONTHS ENDED
                                 YEAR ENDED SEPTEMBER 30,              JUNE 30,
                         ----------------------------------------- -----------------
                             1994          1995          1996
                         (FISCAL 1994) (FISCAL 1995) (FISCAL 1996)   1996     1997
                         ------------- ------------- ------------- -------- --------
                                                                      (UNAUDITED)
Revenues, including
 related party revenues
 of $6,361, $10,530 and
 $19,109 for fiscal
 years 1994, 1995 and
 1996, respectively, and
 $13,852 and $12,622 for
 the nine months ended
 June 30, 1996 and 1997,
 respectively...........    $26,651       $50,958       $90,432     $66,446  $55,603
Cost of revenues........     16,005        29,783        52,610      38,478   38,094
                            -------       -------       -------    -------- --------
Gross profit............     10,646        21,175        37,822      27,968   17,509
                            -------       -------       -------    -------- --------
Operating expenses:
  Research and
   development..........      3,843         6,818        12,359       9,023    9,722
  Selling, general and
   administrative.......      4,025         7,188        12,436       9,183    8,979
                            -------       -------       -------    -------- --------
    Total operating
     expenses...........      7,868        14,006        24,795      18,206   18,701
                            -------       -------       -------    -------- --------
Income (loss) from
 operations.............      2,778         7,169        13,027       9,762   (1,192)
Interest expense........        506           482           388         283      415
Interest income.........         68           507           334         312       16
                            -------       -------       -------    -------- --------
Income (loss) before
 income taxes...........      2,340         7,194        12,973       9,791   (1,591)
Income tax provision
 (benefit) .............        724         2,249         4,476       3,459     (354)
                            -------       -------       -------    -------- --------
Net income (loss).......    $ 1,616       $ 4,945       $ 8,497    $  6,332 $ (1,237)
                            =======       =======       =======    ======== ========
Net income (loss) per
 share..................    $  0.32       $  0.73       $  1.04    $   0.77 $  (0.16)
                            =======       =======       =======    ======== ========
Weighted average number
 of common and common
 equivalent shares......      5,045         6,803         8,199       8,221    7,614
                            =======       =======       =======    ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                            BROOKS AUTOMATION, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                           NOTES
                           COMMON   ADDITIONAL CUMULATIVE                RECEIVABLE                TOTAL
                          STOCK AT   PAID-IN   TRANSLATION   DEFERRED       FROM     RETAINED  STOCKHOLDERS'
                          PAR VALUE  CAPITAL   ADJUSTMENT  COMPENSATION STOCKHOLDERS EARNINGS     EQUITY
                          --------- ---------- ----------- ------------ ------------ --------  -------------
BALANCE AT SEPTEMBER 30,
 1993...................    $ 35     $  1,687     $(111)      $ --         $ --      $  1,777    $  3,388
Issuance of common
 stock..................       5          708       --          --           (60)         --          653
Issuance of common stock
 warrants...............     --            25       --          --           --           --           25
Currency translation
 adjustments............     --           --        (60)        --           --           --          (60)
Dividends...............     --           --        --          --           --           (33)        (33)
Net income..............     --           --        --          --           --         1,616       1,616
                            ----     --------     -----       -----        -----     --------    --------
BALANCE AT SEPTEMBER 30,
 1994...................      40        2,420      (171)        --           (60)       3,360       5,589
Issuance of common
 stock--public
 offerings..............      30       30,216       --          --           --           --       30,246
Exercise of common stock
 warrants...............       5        1,240       --          --           --           --        1,245
Exercise of common stock
 options................     --            57       --          --           --           --           57
Purchase and retire
 treasury stock.........     --          (119)      --           80          --           --          (39)
Currency translation
 adjustments............     --           --         35         --           --           --           35
Deferred compensation...     --           264       --         (264)         --           --          --
Amortization of deferred
 compensation...........     --           --        --           45          --           --           45
Payment of stockholders'
 notes receivable.......     --           --        --          --            60          --           60
Dividends...............     --           --        --          --           --           (91)        (91)
Income tax benefit
 related to stock
 options................     --           130       --          --           --           --          130
Net income..............     --           --        --          --           --         4,945       4,945
                            ----     --------     -----       -----        -----     --------    --------
BALANCE AT SEPTEMBER 30,
 1995...................      75       34,208      (136)       (139)         --         8,214      42,222
Issuance of common stock
 under employee stock
 purchase plan..........     --           210       --          --           --           --          210
Exercise of common stock
 options................       1          101       --          --           --           --          102
Purchase and retire
 treasury stock.........     --          (184)      --          --           --           --         (184)
Currency translation
 adjustments............     --           --        (38)        --           --           --          (38)
Amortization of deferred
 compensation...........     --           --        --           29          --           --           29
Elimination of Techware
 net income for the the
 three-months ended
 December 31, 1995......     --           --        --          --           --          (147)       (147)
Net income..............     --           --        --          --           --         8,497       8,497
                            ----     --------     -----       -----        -----     --------    --------
BALANCE AT SEPTEMBER 30,
 1996...................      76       34,335      (174)       (110)         --        16,564      50,691
Issuance of common stock
 under employee stock
 purchase plan
 (unaudited)............     --           268       --          --           --           --          268
Exercise of common stock
 options (unaudited)....     --            79       --          --           --           --           79
Currency translation
 adjustments
 (unaudited)............     --           --         77         --           --           --           77
Amortization of deferred
 compensation
 (unaudited)............     --           --        --           18          --           --           18
Net loss (unaudited)....     --           --        --          --           --        (1,237)     (1,237)
                            ----     --------     -----       -----        -----     --------    --------
BALANCE AT JUNE 30, 1997
 (UNAUDITED)............    $ 76     $ 34,682     $ (97)      $ (92)       $ --      $ 15,327    $ 49,896
                            ====     ========     =====       =====        =====     ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            BROOKS AUTOMATION, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   NINE MONTHS ENDED
                                 YEAR ENDED SEPTEMBER 30,               JUNE 30,
                         ----------------------------------------- -------------------
                             1994          1995          1996        1996       1997
                         ------------- ------------- ------------- ---------  --------
                         (FISCAL 1994) (FISCAL 1995) (FISCAL 1996)    (UNAUDITED)
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)......     $ 1,616       $ 4,945      $  8,497    $   6,332  $ (1,237)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization.........         935         1,315         3,057        2,156     3,307
 Loss on disposal of
  fixed assets.........         --             50           122          --        --
 Changes in operating
  assets and
  liabilities:
  Accounts receivable..        (651)       (8,340)      (11,742)      (9,016)     (208)
  Inventories..........      (1,192)       (8,413)       (5,005)      (6,335)   (3,315)
  Prepaid expenses and
   other current assets
   and other
   liabilities.........        (211)         (600)           68         (936)   (1,949)
  Accounts payable.....        (253)        4,195         2,127        2,852       803
  Accrued compensation
   and benefits........         331           717         1,019          697      (507)
  Accrued expenses and
   other current
   liabilities.........        (497)         (855)         (291)          47        75
                            -------       -------      --------    ---------  --------
   Net cash provided by
    (used in) operating
    activities.........          78        (6,986)       (2,148)      (4,203)   (3,031)
                            -------       -------      --------    ---------  --------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Purchases of fixed
 assets................      (1,164)       (7,673)       (9,689)      (5,995)   (5,742)
Increase in other
 assets................         (52)         (511)       (1,267)        (207)   (1,740)
Proceeds from sales of
 short-term
 investments, net......         488           492           --           --        --
                            -------       -------      --------    ---------  --------
   Net cash used in
    investing
    activities.........        (728)       (7,692)      (10,956)      (6,202)   (7,482)
                            -------       -------      --------    ---------  --------
CASH FLOWS FROM
 FINANCING ACTIVITIES
Net borrowings under
 credit lines..........         441           236           123          187     9,430
Principal payments on
 long-term debt and
 capital lease
 obligations...........        (511)       (2,293)         (462)        (357)     (315)
Proceeds from issuance
 of common stock.......         446        31,608           312          158       349
Dividends paid.........         (33)          --            (91)         (91)      --
Purchase and retire
 treasury stock........         --            (39)         (253)        (239)      --
                            -------       -------      --------    ---------  --------
Net cash provided by
 (used in) financing
 activities............         343        29,512          (371)        (342)    9,464
                            -------       -------      --------    ---------  --------
Effects of exchange
 rate changes on cash
 and cash equivalents..         (60)           35           (17)          (4)       76
                            -------       -------      --------    ---------  --------
Net increase (decrease)
 in cash and cash
 equivalents...........        (367)       14,869       (13,492)     (10,751)     (973)
Cash and cash
 equivalents, beginning
 of period.............       1,092           725        15,594       15,594     2,102
                            -------       -------      --------    ---------  --------
Cash and cash
 equivalents, end of
 period................     $   725       $15,594      $  2,102    $   4,843  $  1,129
                            =======       =======      ========    =========  ========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION
Cash paid during the
 period for interest...     $   393       $   371      $    419    $     237  $    378
Cash paid during the
 period for income
 taxes.................     $   505       $ 2,786      $  4,076    $   3,086  $  1,421

  The accompanying notes are an integral part of these consolidated financial statements.

                            BROOKS AUTOMATION, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

  Brooks Automation, Inc. (the "Company") is a leading, worldwide independent developer, manufacturer and supplier of vacuum central wafer and substrate handling systems and modules for the semiconductor process equipment and flat panel display manufacturing industries.

  A summary of the Company's significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

  On February 28, 1996, the Company acquired Techware Systems Corporation ("Techware"), a designer and supplier of integrated equipment control software for the semiconductor and related industries. Techware now operates as a wholly-owned subsidiary of the Company under the name of Brooks Automation Canada. The acquisition of Techware has been accounted for as a pooling of interests, and therefore the accompanying consolidated financial statements for all periods prior to the Techware acquisition have been retroactively restated to reflect the combination of the operations and the accounts of Techware with those of the Company.

  Due to the previously differing year-ends of the Company and Techware, Techware's results of operations for the years ended December 31, 1994 and 1995 have been combined with the Company's results of operations for the years ended September 30, 1994 and 1995, respectively. The results of operations for fiscal 1996 are for the twelve months ended September 30, 1996 for both the Company and Techware. Techware's financial position as of December 31, 1995 has been combined with the Company's financial position as of September 30, 1995. Accordingly, Techware's unaudited results of operations for the three months ended December 31, 1995 (Note 2) are included in the consolidated statement of operations for both the year ended September 30, 1995 and 1996. Therefore, an amount equal to Techware's net income for the three months ended December 31, 1995 was eliminated from consolidated retained earnings for the year ended September 30, 1996.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

  Revenue from product sales is recorded upon shipment to the customer provided that no significant obligations remain and collection of the related receivable is probable. When insignificant obligations remain after shipment of the product, the Company accrues the estimated costs of such obligations upon shipment. A provision for product warranty costs is recorded at the time of sale.

CASH AND CASH EQUIVALENTS

  The Company invests its excess cash in repurchase agreements with major banks and U.S. government securities that are subject to minimal credit and market risk. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 1995 and 1996, cash and cash equivalents include $15,100,000 and $1,758,000, respectively, of securities which are classified as held to maturity and for which cost approximates fair value.

                            BROOKS AUTOMATION, INC.

INVENTORIES

  Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. The Company provides inventory reserves for excess, obsolete, or damaged inventory based on changes in customer demand, technology, and other economic factors. While the Company often uses sole source suppliers for certain key components and common assemblies to achieve quality control and the benefits of economies of scale, the Company believes that these parts and materials are readily available from several supply sources.

FIXED ASSETS

  Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Equipment held under capital leases is recorded at the lower of the fair market value of the equipment or the present value of the minimum lease payments at the inception of the leases. Leasehold improvements and equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases. Repair and maintenance costs are expensed as incurred.

PATENTS

  The Company capitalizes the direct costs associated with obtaining patents. Capitalized patent costs are amortized using the straight-line method over six years, the estimated economic life of the patents.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

  Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Software development costs are expensed prior to establishing technological feasibility and capitalized thereafter until the related product is available for general release to customers. Capitalized software development costs are amortized to cost of sales on a product-by-product basis over the estimated lives of the related products.

STOCK COMPENSATION

  The Company's stock compensation plans are accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS123"), which establishes a fair-value based method of accounting for stock-based compensation plans. The new standard allows companies to continue to apply the intrinsic value method based on APB No. 25 provided certain pro forma disclosures are made as if the fair-value-based method had been applied. The Company will be required to implement SFAS123 in fiscal 1997 and intends to adopt this standard through the pro forma disclosure method.

INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

FOREIGN CURRENCY

  The functional currency of the Company's international subsidiaries is the local currency. Accordingly, foreign currency financial statements of the Company's international subsidiaries are translated into U.S. dollars using exchange rates in effect at period-end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of consolidated stockholders' equity.

                            BROOKS AUTOMATION, INC.

NET INCOME (LOSS) PER SHARE

  Net income (loss) per share is determined based on the weighted average number of common shares and common equivalent shares, if dilutive, assumed outstanding during the applicable period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve month period prior to the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and an estimated initial public offering price of $9.00 per share, as if these shares were outstanding for all periods prior to the initial public offering.

SUPPLEMENTAL NET INCOME (LOSS) PER SHARE (UNAUDITED)

  Supplemental net income (loss) per share, which gives effect to the Company's use of its proceeds resulting from its public offering of common stock was $(0.14) per share for the nine months ended June 30, 1997. Supplemental net income (loss) per share for the year ended September 30, 1996 was not significantly different from net income (loss) per share as reported. The Company intends to repay its outstanding borrowings under the line of credit agreements (Note 5). Supplemental net income (loss) per share was determined by adding back the interest expense on the aforementioned borrowings (net of tax effects) to net income (loss) for the year ended September 30, 1996 and the nine months ended June 30, 1997, and dividing this total by the supplemental weighted shares outstanding which include the number of shares necessary to be sold to retire such borrowings (assuming net public offering proceeds of $35.79 per share), plus the weighted average common and common equivalent shares for the respective periods, as applicable.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS128), which establishes standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed by Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB15) with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB15. The Company will be required to implement SFAS128 in the first quarter of fiscal 1998 and to restate all prior periods. If the Company had been required to implement the guidance in SFAS128 during the nine months ended June 30, 1997, the following earnings per share amounts would have been reported.

                                            YEAR ENDED     NINE MONTHS ENDED
                                           SEPTEMBER 30,        JUNE 30,
                                         ----------------- ------------------
                                         1994  1995  1996    1996     1997
                                         ----- ----- ----- -------- ---------
                                            (UNAUDITED)       (UNAUDITED)
Net income (loss) per common share:
  Basic................................. $0.36 $0.82 $1.13 $   0.85 $   (0.16)
                                         ===== ===== ===== ======== =========
  Diluted............................... $0.32 $0.73 $1.04 $   0.77 $   (0.16)
                                         ===== ===== ===== ======== =========
Weighted average number of common
 shares................................. 4,474 5,997 7,503    7,489     7,614
                                         ===== ===== ===== ======== =========
Weighted average number of common and
 dilutive potential common shares....... 5,045 6,803 8,199    8,221     7,614
                                         ===== ===== ===== ======== =========

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and Statement of Financial Accounting Standards No. 131, "Disclosures

                            BROOKS AUTOMATION, INC.

about Segments of an Enterprise and Related Information" (SFAS 131). The Company will implement SFAS 130 and SFAS 131 as required in fiscal 1999, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS 130 and SFAS 131 will not impact the Company's financial position or results of operations.

2. ACQUISITION

  In February 1996, the Company issued 462,189 shares of common stock in exchange for all the outstanding shares of Techware pursuant to a Combination Agreement dated as of February 28, 1996. The Techware acquisition has been accounted for as a pooling of interests. In connection with the Techware acquisition, the Company incurred expenses of $230,000, consisting primarily of transaction costs to effect the acquisition, in the quarter ended March 31, 1996.

  Adjustments recorded to conform the accounting policies of the companies were not material to the consolidated financial statements. Revenues and net income for each of the previously separate companies for the periods prior to the Techware acquisition are as follows (in thousands):

                                                                   THREE MONTHS
                                                    YEAR ENDED        ENDED
                                                   SEPTEMBER 30,   DECEMBER 31,
                                                  --------------- --------------
                                                   1994    1995    1994   1995
                                                  ------- ------- ------ -------
                                                                   (UNAUDITED)
Revenues:
  Brooks Automation.............................. $24,030 $45,691 $8,414 $16,754
  Techware.......................................   2,621   5,267  1,185   1,810
                                                  ------- ------- ------ -------
                                                  $26,651 $50,958 $9,599 $18,564
                                                  ======= ======= ====== =======
Net income:
  Brooks Automation.............................. $ 1,473 $ 4,578 $  678 $ 1,697
  Techware.......................................     143     367    233     147
                                                  ------- ------- ------ -------
                                                  $ 1,616 $ 4,945 $  911 $ 1,844
                                                  ======= ======= ====== =======

3. INVENTORIES

  Inventories consist of the following (in thousands):

                                                      SEPTEMBER 30,
                                                     ---------------  JUNE 30,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
Raw materials and purchased parts................... $ 8,902 $12,547   $14,229
Work-in-process.....................................   3,317   2,899     5,721
Finished goods......................................     639   2,357     1,078
                                                     ------- -------   -------
                                                     $12,858 $17,803   $21,028
                                                     ======= =======   =======

4. FIXED ASSETS

  Fixed assets consist of the following (in thousands):

                                                  SEPTEMBER 30,
                                ESTIMATED USEFUL ----------------   JUNE 30,
                                 LIFE IN YEARS    1995     1996       1997
                                ---------------- -------  -------  -----------
                                                                   (UNAUDITED)
Computer equipment and soft-
 ware..........................       3-5        $ 3,296  $ 6,221    $ 8,088
Demonstration equipment........       5-7          2,283    5,521      8,154
Machinery and equipment........       5-7          1,112    3,093      3,570
Furniture and fixtures.........       3-10         1,907    3,077      3,395
Leasehold improvements.........       7            3,522    4,133      4,697
                                                 -------  -------    -------
                                                  12,120   22,045     27,904
Less--Accumulated depreciation
 and amortization..............                   (2,773)  (5,347)    (8,381)
                                                 -------  -------    -------
                                                 $ 9,347  $16,698    $19,523
                                                 =======  =======    =======

                            BROOKS AUTOMATION, INC.

  Fixed assets include $749,000 and $1,379,000 of machinery and equipment, computer equipment and purchased software held under capital leases at September 30, 1995 and 1996, respectively. Accumulated amortization related to fixed assets held under capital leases was $383,000 and $626,000 at September 30, 1995 and 1996, respectively. Amortization of fixed assets under capital leases was $113,000, $124,000 and $243,000 in fiscal 1994, 1995 and 1996, respectively.

5. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  Long-term debt consists of the following (in thousands):

                                                      SEPTEMBER 30,
                                                      -------------  JUNE 30,
                                                       1995   1996     1997
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
Outstanding borrowings under bank line of credit
 agreements.........................................  $1,272 $1,019   $10,450
Subordinated note payable in monthly installments of
 $5 plus interest at prime plus 2.75% (11.5% and
 11.0% at September 30, 1995 and 1996)..............     311    246       197
Capital lease obligations at rates of 5% to 21%, se-
 cured by certain fixed assets; expiring at various
 dates through January 1999.........................     470    755       489
                                                      ------ ------   -------
                                                       2,053  2,020    11,136
Less--Current portion...............................   1,522  1,431    10,850
                                                      ------ ------   -------
                                                      $  531 $  589   $   286
                                                      ====== ======   =======

  The aggregate maturities of long-term debt and capital lease obligations are as follows as of September 30, 1996 (in thousands):

      FISCAL
      ------
      1997............................................................... $1,431
      1998...............................................................    398
      1999...............................................................    137
      2000...............................................................     54
                                                                          ------
                                                                          $2,020
                                                                          ======

  The Company has a $15.0 million unsecured revolving credit facility and a $3.0 million unsecured foreign currency line of credit, both of which expire in December 1997. Subsequent to September 30, 1996, the Company increased the revolving credit facility to $22.0 million (unaudited), and the unsecured foreign currency line of credit to $6.0 million (unaudited). In addition, both facilities were extended to an expiration date of December 31, 1998 (unaudited). Under the revolving credit facility, advances bear interest, at the option of the Company, at the prime rate or the LIBOR rate plus 2%. There were no borrowings outstanding under the revolving credit facility at September 30, 1996. At September 30, 1996 the Company had $1,019,000 outstanding ($725,000 denominated in Japanese yen and $294,000 denominated in Canadian dollars) under the foreign currency line of credit. Under the foreign currency line of credit, advances bear interest at the LIBOR rate plus 2% (2.56% and 6.06%, respectively, at September 30, 1996). The terms of the Loan Agreement require the Company to comply with various covenants, including the maintenance of specified financial ratios and a minimum tangible capital base, as defined, and limit the Company's annual level of capital expenditures.

  The Company has a $450,000 term note agreement with a third party due in June 2000. The note is secured by the Company's fixed assets, with a subordinated security interest in substantially all of the other assets of the Company and is personally guaranteed by the president of the Company. The note agreement contains various restrictive covenants.

                            BROOKS AUTOMATION, INC.

  At September 30, 1996, the Company was in compliance with the terms of these credit agreements or had obtained the appropriate waivers.

6. INCOME TAXES

  The components of the income tax provision are as follows (in thousands):

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            -------------------
                                                            1994   1995   1996
                                                            ----  ------ ------
      Current:
        Federal............................................ $615  $1,719 $3,695
        State..............................................  115     241    625
        Foreign............................................    4     174    600
                                                            ----  ------ ------
                                                             734   2,134  4,920
                                                            ----  ------ ------
      Deferred:
        Federal............................................   36      67    (42)
        State..............................................  (46)     48   (402)
                                                            ----  ------ ------
                                                             (10)    115   (444)
                                                            ----  ------ ------
                                                            $724  $2,249 $4,476
                                                            ====  ====== ======

  The components of income before income taxes are as follows (in thousands):

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                           ---------------------
                                                            1994   1995   1996
                                                           ------ ------ -------
      Domestic............................................ $2,193 $6,651 $11,580
      Foreign.............................................    147    543   1,393
                                                           ------ ------ -------
                                                           $2,340 $7,194 $12,973
                                                           ====== ====== =======

  The significant components of the net deferred tax asset are as follows (in thousands):

                                                             SEPTEMBER 30,
                                                           --------------------
                                                           1994   1995    1996
                                                           -----  -----  ------
Deferred tax assets:
  Reserves not currently deductible....................... $ 431  $ 382  $  819
  Tax credit carryforwards................................   --     --      411
  Other...................................................    44     12      61
                                                           -----  -----  ------
    Gross deferred tax assets.............................   475    394   1,291
                                                           -----  -----  ------
Deferred tax liabilities:
  Depreciation and amortization...........................  (188)  (266)   (676)
  Other...................................................   (60)   (16)    (60)
                                                           -----  -----  ------
    Gross deferred tax liabilities........................  (248)  (282)   (736)
                                                           -----  -----  ------
                                                           $ 227  $ 112  $  555
                                                           =====  =====  ======

  The net current deferred tax asset and net long-term deferred tax liability balances are included in prepaid expenses and other current assets and long-term debt, capital lease obligations and other liabilities, respectively.

                            BROOKS AUTOMATION, INC.

  The differences between the income tax provision and income taxes computed using the applicable U.S. statutory federal tax rate are as follows (in thousands):

                                                    YEAR ENDED SEPTEMBER 30,
                                                    ---------------------------
                                                     1994      1995      1996
                                                    -------- --------  --------
Taxes computed at federal statutory rate........... $   819  $  2,518  $  4,540
State income taxes, net of federal benefit.........      45       207       420
Research and development tax credits...............    (163)     (255)     (587)
Foreign sales corporation tax benefit..............     --        (85)     (325)
Foreign income taxed at different rates............     --        (20)      161
Non-deductible transaction expenses................     --        --        110
Other..............................................      23      (116)      157
                                                    -------  --------  --------
                                                    $   724  $  2,249  $  4,476
                                                    =======  ========  ========

  The Company does not provide for U.S. income taxes applicable to undistributed earnings of its foreign subsidiaries since these earnings are indefinitely reinvested.

7. STOCKHOLDERS' EQUITY

  In February 1995, the Company issued 2,000,000 shares of common stock in an initial public offering, at a purchase price of $8.00 per share. Proceeds to the Company, net of offering costs, were $13.6 million. In July 1995, the Company completed a secondary offering of 1,000,000 shares of common stock. Proceeds to the Company, net of offering costs, were $16.6 million.

8. STOCK PLANS

1992 COMBINATION STOCK OPTION PLAN

  The 1992 Combination Stock Option Plan (the "1992 Plan") allows for the grant of non-qualified and incentive stock options for the purchase of up to 1,550,000 shares of the Company's common stock, net of cancellations, by employees, directors or consultants who provide services to the Company. In fiscal 1996, the Company's stockholders approved an increase in the number of shares issuable under the 1992 Plan from 1,050,000 shares to 1,550,000 shares. The Board of Directors of the Company is responsible for administration of the 1992 Plan. Stock options granted under the plan have been granted at exercise prices, as determined by the Board of Directors, of not less than the fair value per common share on the date of the grant. Both non-qualified and incentive stock options are exercisable at various dates as determined by the Board of Directors. Incentive stock options are exercisable either within 10 years of the date of grant or within 5 years of the date of grant for employees holding greater than 10% of the Company's voting stock.

1993 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

  The 1993 Non-Employee Director Stock Option Plan (the "Director Plan") allows for the issuance of stock options to directors who provide services to the Company. The Director Plan allows for the purchase of up to 90,000 shares of the Company's common stock. Subsequent to September 30, 1996, the stockholders of the Company approved an increase in the number of shares of common stock issuable under the Director Plan to 190,000 (unaudited). The price of the stock options is determined by the Board of Directors and are priced at not less than the fair market value on the date of grant. Options vest over a five year period.

                            BROOKS AUTOMATION, INC.

  Stock option activity under all plans is summarized as follows:

                                                        NUMBER OF    EXERCISE
                                                         SHARES       PRICE
                                                        ---------  ------------
Outstanding, September 30, 1993........................   302,499  $        .83
  Granted..............................................   703,500    1.67- 2.43
  Canceled.............................................   (38,499)    .83- 2.21
  Exercised............................................   (25,200)          .83
                                                        ---------
Outstanding, September 30, 1994........................   942,300     .83- 2.43
  Granted..............................................   128,500    2.21-20.75
  Canceled.............................................    (9,000)         2.21
  Exercised............................................   (49,700)    .83- 2.21
                                                        ---------
Outstanding, September 30, 1995........................ 1,012,100     .83-20.75
  Granted..............................................   717,500   11.00-21.50
  Canceled.............................................  (405,375)    .83-20.63
  Exercised............................................  (101,575)    .83- 2.21
                                                        ---------
Outstanding, September 30, 1996........................ 1,222,650     .83-21.50
                                                        =========
Exercisable, September 30, 1996........................   217,150  $  .83-17.75
                                                        =========
Available for grant, September 30, 1996................   308,400
                                                        =========

  On July 25, 1996, the Board of Directors determined that certain stock options issued to employees of the Company had an exercise price significantly higher than the fair market value of the Company's common stock. In light of the Board's conclusions that such options were not providing the desired incentive, the Board provided employees with the opportunity to exchange options previously granted to them under the 1992 Plan for new options (the "Replacement Options") to purchase the same number of shares of common stock at an exercise price of $11.00 per share, the then fair market value of the Company's common stock. Employees were given the choice of retaining their existing options, with the original vesting schedule, or accepting the Replacement Options, with a vesting schedule commencing on July 25, 1996. The Company canceled and replaced options to purchase 344,600 shares of common stock with an average exercise price of $14.36 per share.

DEFERRED COMPENSATION (UNAUDITED)

  During July 1997, the Company granted stock options to purchase 30,000 shares of its common stock at an exercise price of $12.75 per share to certain employees. The Company recorded deferred compensation totaling $349,000, representing the difference between the fair market value of the common stock on the date of grant and the exercise price. Deferred compensation related to these options is being amortized ratably over the option vesting periods of five years.

1995 EMPLOYEE STOCK PURCHASE PLAN

  On February 22, 1996, the stockholders approved the 1995 Employee Stock Purchase Plan (the "1995 Plan") which enables eligible employees to purchase shares of the Company's common stock. Under the 1995 Plan, eligible employees may purchase up to an aggregate of 150,000 shares during six-month offering periods commencing on January 1 and July 1 of each year at a price per share of 85% of the lower of the market price per share on the first or last day of each six-month offering period. Participating employees may elect to have up to 10% of base pay withheld and applied toward the purchase of such shares. The rights of participating employees under the 1995 Plan terminate upon voluntary withdrawal from the plan at any time or upon

                            BROOKS AUTOMATION, INC.

termination of employment. As of September 30, 1996, the Company has reserved 128,607 shares of common stock for issuance under the 1995 Plan.

RESTRICTED STOCK PURCHASE PLAN

  Prior to its initial public offering, the Company had an informal stock purchase plan whereby selected key employees and consultants have been granted the opportunity to purchase common stock. The shares of common stock sold pursuant to this plan are generally subject to purchase by the Company at the original purchase price plus a specified interest rate, if the individual ceases to be employed or associated with the Company after various specified periods of time. In connection with this plan, the Company issued a total of 423,195 shares of common stock to employees and consultants at per share prices ranging from $.83 to $2.21. During fiscal 1995 and 1996, the Company purchased and retired 18,000 and 25,500 shares, respectively, under this plan. At September 30, 1995 and 1996, the number of shares of common stock outstanding includes 154,345 shares and 62,295 shares, respectively, subject to purchase by the Company.

9. BENEFIT PLAN

  The Company sponsors a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code. All domestic employees of the Company who meet minimum age and service requirements are eligible to participate in the plan. The plan allows employees to contribute 1% to 15% of their annual salary subject to statutory limitations. The Company contributes 50% of amounts contributed by employees up to 3% of their annual salary. The Company's contribution expense was $25,000, $82,000 and $133,000 in fiscal 1994, 1995 and 1996, respectively.

10. GEOGRAPHIC, SIGNIFICANT CUSTOMERS AND RELATED PARTY INFORMATION

  Revenues from customers outside the United States were 16% (7% to Asia and 9% to Europe), 12% (8% to Asia and 4% to Europe) and 20% (15% to Asia and 5% to Europe) of total revenues for fiscal 1994, 1995 and 1996, respectively.

  During fiscal 1994, 1995 and 1996, the Company had revenues from a related party representing 24%, 21% and 21% of revenues, respectively. An executive of this customer is a member of the Company's Board of Directors. In April 1994, this customer purchased 240,000 shares of the Company's common stock from existing stockholders. In June 1993, the Company issued a warrant to the customer to purchase 463,974 shares of common stock for total consideration of $1,245,000. A value of $168,000 was ascribed to this warrant when issued which has been recorded as additional paid-in capital. The customer partially exercised this warrant to purchase 300,000 shares for $805,000 upon closing of the Company's initial public offering of common stock. In June 1995, the customer exercised this warrant to purchase the remaining 163,974 shares for $440,000. At September 30, 1996, this customer is no longer a stockholder of the Company.

  During fiscal 1995, the Company had revenues from one customer (not a related party) representing 13% of revenues.

  A financial instrument which potentially exposes the Company to concentration of credit risk is accounts receivable, as the Company's customers are concentrated in the semiconductor industry and relatively few customers account for a significant portion of the Company's revenues. At September 30, 1995 and 1996, accounts receivable from three customers and two customers, respectively, accounted for approximately 49% and 36%, respectively, of accounts receivable. The Company regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

                            BROOKS AUTOMATION, INC.

11. SUPPLEMENTAL CASH FLOW INFORMATION

  During fiscal 1994, 1995 and 1996, the Company acquired $155,000, $348,000 and $630,000, respectively, of fixed assets under capital leases.

  During fiscal 1995, the Company recorded deferred compensation of $264,000 relating to certain common stock issued and common stock options granted during the twelve month period prior to the initial filing of the registration statement relating to the Company's initial public offering. During fiscal 1996, the Company recorded compensation expense of $69,000 in connection with the purchase and retirement of 25,500 shares of restricted common stock (Note
8).

12. COMMITMENTS AND CONTINGENCY

LEASE COMMITMENTS

  The Company leases manufacturing and office facilities and certain equipment under operating and capital leases (Notes 4 and 5) that expire through 2003. Rent expense under operating leases for fiscal 1994, 1995 and 1996 was $460,000, $725,000 and $976,000, respectively. Future minimum lease payments under operating and capital leases with initial or remaining noncancelable terms of one or more years are as follows as of September 30, 1996 (in thousands):

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
   FISCAL
   ------
   1997.......................................................  $1,401    $403
   1998.......................................................   1,307     368
   1999.......................................................   1,175      46
   2000.......................................................   1,140     --
   2001.......................................................   1,094     --
   Thereafter.................................................     485     --
                                                                ------    ----
   Total minimum lease payments...............................  $6,602     817
                                                                ======
   Less--Amount representing interest.........................              62
                                                                          ----
   Net present value of minimum lease payments................            $755
                                                                          ====

CONTINGENCY

  There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from a third-party alleging infringements of such party's patent rights by certain of the Company's products. The Company's patent counsel is investigating the claim and the Company believes the patents claimed may be invalid. In the event of litigation with respect to this claim, the Company is prepared to vigorously defend its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. Based upon currently available information, the Company would only do so if such license fees would not be material to the Company's consolidated financial statements. Currently, the Company does not believe that it is probable that future events related to this threatened matter will have a material adverse effect on the Company's business. The Company is currently unable to reasonably estimate any possible loss related to this matter.

                       BROOKS AUTOMATION THIRD GENERATION
               FLAT PANEL DISPLAY SUBSTRATE HANDLING SYSTEMS AND
                          INTEGRATED CONTROL SOFTWARE


  ClusterLink 3
  Control Software for
  the Hercules 7500                                ARTWORK
                                     depicts each of the captioned products.

              Hercules 7500
              Vacuum                                            VCE 40
              Cluster                                           Vacuum Cassette
                                                                Elevator


              Platform for
              600mm x 720mm
              Flat Panel
              Displays
                                                      MagnaTran 60
                                                      Direct Magnetic Drive
                                                      Vacuum Transfer Robot

             TCM 20
     Vacuum Thermal
 Conditioning Degas
             Module

                                          Flat Panel Display Systems and Modules

-------------------------------------------------------------------------------
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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Price Range of Common Stock..............................................  11
Dividend Policy..........................................................  11
Use of Proceeds..........................................................  12
Capitalization...........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  22
Management...............................................................  35
Principal and Selling Stockholders.......................................  38
Description of Securities................................................  40
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  44
Available Information....................................................  45
Incorporation of Certain Information by Reference........................  45
Index to Consolidated Financial Statements............................... F-1

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                               2,321,000 SHARES
                                     LOGO
                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

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                              MERRILL LYNCH & CO.
                           PAINEWEBBER INCORPORATED
                            NEEDHAM & COMPANY, INC.
                                COWEN & COMPANY


                              SEPTEMBER 18, 1997

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